Exhibit 99.2

Management’s Discussion and Analysis

For the three and twelve months ended December 31, 2020

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated February 25, 2021 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the year ended December 31, 2020. The MD&A should be read in conjunction with the audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").
Throughout this MD&A, Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the fourth quarter of 2020.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the “Managing Risk” and “Forward-Looking Statements and Information” sections of this MD&A. Additional information including this MD&A, the audited annual consolidated financial statements for the years ended 2020 and 2019, our Annual Information Form for the year ended December 31, 2019 (our "AIF"), and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS Measures
Certain non-IFRS measures are included in this MD&A, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operations before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes ("kt"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE") and Toronto Stock Exchange ("TSX"), Net Present Value ("NPV"), Internal Rate of Return ("IRR") and London Inter-Bank Offered Rate ("LIBOR").

Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
About Eldorado
Eldorado Gold is a Canadian gold and base metals producer with more than 25 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, we are focused on creating value for our stakeholders at each stage of the mining process.
Our operations are global and we have assets in Turkey, Canada, Greece, Romania and Brazil. We operate five mines: Kisladag and Efemcukuru located in western Turkey, Lamaque in Canada, and Olympias and Stratoni located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias and Stratoni are polymetallic operations. Olympias produces three concentrates bearing lead-silver, zinc and gold. Stratoni produces two concentrates bearing lead-silver and zinc.
Complementing our producing portfolio is our advanced stage development project, the Skouries gold-copper project in northern Greece. Skouries is currently on care and maintenance. Subject to ratification by the Greek Parliament, we have in place an amended Investment Agreement with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework to allow for investment in the Skouries project and the Olympias and Stratoni mines. We continue to engage with the Greek government to receive regulatory approval for subsequent permits and technical studies.
Other development projects in our portfolio include:
•Perama Hill, gold-silver, Greece;
•Certej (80.5%), gold, Romania; and
•Tocantinzinho, gold, Brazil.
Our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration, with programs at Lamaque, Efemcukuru, Olympias and Stratoni in 2020. We also conduct early-stage exploration programs with the goal of providing low cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,300 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value for all our stakeholders.

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
2020 and Subsequent Period Highlights

•2020 annual production guidance achieved: Gold production totalled 528,874 ounces in 2020, an increase of 34% from production of 395,331 ounces in 2019. Despite impacts related to COVID-19, annual guidance was maintained and met for the 2020 calendar year.

•Strong production drives increased cash from operations and free cash flow: Net cash from operating activities of $425.6 million in 2020 (2019: $165.8 million) contributed to free cash flow of $236.2 million in 2020 (2019: negative $37.1 million) primarily as a result of higher sales volumes and a higher average realized gold price.

•Lower all-in sustaining costs: 2020 all-in sustaining costs of $921 per ounce of gold sold were lower than in 2019 ($1,034 per ounce sold) as a result of increased production and weakening of the Turkish Lira.

•Amended Investment Agreement signed: In February 2021, Eldorado entered into an Amended Investment Agreement ("Agreement") with the Hellenic Republic, providing a mutually beneficial and modernized legal and financial framework to allow for investment in the Skouries project and the Olympias and Stratoni mines. The Agreement has been formally submitted to the Greek Parliament for ratification, with a vote expected to take place in an upcoming parliamentary session.

•Arrangement agreement to acquire QMX Gold Corporation: In January 2021, the Company entered into a definitive arrangement agreement with QMX Gold Corporation ("QMX") to acquire the remaining outstanding shares of QMX for total consideration of approximately CDN $132 million ($104 million), of which approximately CDN $29.8 million ($23.4 million) will be paid in cash. The acquisition remains subject to QMX shareholder and court approvals, and if completed, will significantly increase Eldorado's landholdings and exploration footprint in Québec and adjacent to the Lamaque operations.

•Maiden resource at Ormaque deposit highlights exploration success and future growth potential at Lamaque: In February 2021, we announced maiden Inferred Mineral Resources for the Ormaque deposit totalling 2.6 million tonnes at a grade of 9.5 grams per tonne, for 803,000 ounces of contained gold.

•Continued strong financial liquidity: The Company currently has $511.0 million of cash, cash equivalents and term deposits and approximately $29.2 million available under its revolving credit facility. Redemptions totalling $66.1 million of principal of the senior secured notes were completed during the year, including $7.5 million in December 2020. In February 2021 the senior secured credit facility was amended such that approximately $70.8 million of non-financial letters of credit no longer reduce credit availability under the revolving credit facility. Following the amendment, credit availability under the facility is currently $100 million. A repayment of $11.1 million on the non-revolving term loan was made in conjunction with this amendment.

•Net earnings and adjusted net earnings attributable to shareholders: Net earnings attributable to shareholders of the Company in 2020 were $104.5 million or $0.61 per share (2019: $80.6 million, or $0.51 per share), including a $40.0 million non-cash write-down of capital works in progress that will no longer be completed as a result of the Agreement. Adjusted net earnings attributable to shareholders of the Company in 2020 were $170.9 million, or $1.00 per share (2019: $2.4 million, or $0.02 per share).

•Increased EBITDA: The Company reported EBITDA in 2020 of $474.2 million (2019: $311.3 million ) and adjusted EBITDA of $534.0 million (2019: $235.6 million) after adjusting for, among other things, the non-cash write-down of $40.0 million of capital works in progress.

•Measures remain in place to manage the impact of the novel coronavirus ("COVID-19") pandemic: The Company's mines remain operational and isolated cases of COVID-19 have been successfully managed. Preventing the spread of COVID-19, ensuring safe working environments across Eldorado's global sites, and preparedness should an outbreak occur, remain priorities.

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Fourth Quarter 2020 Highlights

•Highest quarterly gold production in nearly five years: Eldorado produced 138,220 ounces of gold in Q4 2020 (Q4 2019: 118,955 ounces).

•Continued cash from operations and free cash flow: Net cash from operating activities of $107.3 million in Q4 2020 (Q4 2019: $64.2 million) contributed to free cash flow of $48.4 million in Q4 2020 (Q4 2019: $5.5 million) primarily as a result of higher sales volumes and a higher average realized gold price.

•Operating costs decreasing: Q4 2020 cash operating costs of $536 per ounce sold and all-in sustaining costs of $959 per ounce sold were lower than Q4 2019 ($621 per ounce sold and $1,110 per ounce sold, respectively).

•Net earnings attributable to shareholders: Q4 2020 net earnings attributable to shareholders of the Company were $22.8 million or $0.13 per share, and included a $40.0 million non-cash write-down of capital works in progress that will no longer be completed as a result of the Agreement. Net earnings attributable to shareholders of the Company in Q4 2019 were $91.2 million or $0.57 per share, mainly attributable to a net impairment reversal of $85.2 million ($68.2 million net of deferred income tax) for Kisladag. Adjusted net earnings attributable to shareholders of the Company in Q4 2020 were $58.0 million, or $0.33 per share (Q4 2019: adjusted net earnings attributable to shareholders of the Company of $19.3 million, or $0.12 per share).

•Increased EBITDA: Q4 2020 EBITDA was $95.1 million ($158.7 million in Q4 2019) and Q4 2020 adjusted EBITDA was $144.2 million ($80.3 million in Q4 2019) after adjusting for, among other things, the non-cash write-down of $40.0 million of capital works in progress.

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Key Business Developments
Response to the COVID-19 Pandemic
On March 11, 2020, COVID-19 was declared a global pandemic by the World Health Organization. In response, governments in numerous jurisdictions, including those where we operate, implemented emergency measures including travel restrictions, suspension of non-essential operations and changes to behaviour intended to reduce the spread of the virus.
We have taken steps and implemented global preventative measures to ensure a safe working environment for our employees and contractors and to prevent the spread of COVID-19. These include:
•Task observations to ensure that workplace controls in place are effective in maintaining physical distance. Procedures are modified where necessary to create safe distance. Tasks that cannot be effectively modified are discontinued until an appropriate change can be implemented.
•We have implemented contact tracing measures at the Lamaque operations and are progressing similar measures at other mine sites.
•Pre-emptive measures such as temperature screening before accessing sites, encouraging increased hand-washing and physical-distancing and limiting all non-essential travel. We continue to apply additional measures to mitigate exposure for our at-risk employees.
•Following recommendations of the World Health Organization, local health authorities and advice of jurisdictional governments, we have taken precautionary steps to educate our employees about the symptoms and transmission of the virus with clear instructions on what to do if they feel unwell.
•Testing for COVID-19 and isolation procedures, should an employee or contractor test positive for COVID-19.
•Limiting access to our offices and sites to essential personnel only to reduce unnecessary exposure. We have also implemented controls during delivery of supplies and materials to our offices and sites.
•Developed procedures to isolate, treat and minimize the spread should we have a COVID-19 exposure event at one of our sites.
•Working with local communities to distribute hygiene supplies and to educate them on preventative measures to reduce the spread of the virus.
We have been prudent in addressing the uncertainty around COVID-19 and how it may affect our business. We implemented a crisis management plan in early March and are continuing to optimize and improve our approach to this situation through observations and learning, sharing information across our sites and across our industry. We continue to monitor the operating environment closely and are continuing to take proactive steps to protect the health and safety of our workforce, their families and our neighbouring communities.
On March 30, 2020, we drew $150 million under the revolving credit facility and continue to hold these funds as a proactive measure in light of the continued uncertainty surrounding the COVID-19 pandemic. We have no immediate plans for use of the funds, however, proceeds could be used for general corporate purposes as required. At this time, we intend to reduce the balance during 2021.
COVID-19 Impact on Operations and Temporary Suspension of Lamaque Operations
Isolated cases of COVID-19 infections were experienced at mine sites during the year and in each case, employees and contractors at risk of exposure were identified, quarantined and tested for COVID-19 in accordance with our protocols. Although some temporary disruptions to production were experienced at sites in 2020 due to COVID-19 infections, our mines are currently fully operational.
On March 25, 2020, in accordance with the Québec government-mandated restrictions to address the COVID-19 pandemic in the province, we temporarily ceased mining and processing operations at Lamaque. Mining operations and processing planned maintenance were restarted on April 15, 2020 after the restrictions were lifted by the Québec government. A limited number of essential personnel remained on site during the shutdown to maintain appropriate health, safety, security and environmental systems. Exploration and delineation drilling were also curtailed in accordance with mandated restrictions and resumed in May 2020 once those restrictions were lifted by the Québec government.

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Manpower was reduced by approximately 25% at all sites beginning in mid-March as employees at risk, or with family members at risk, were advised to remain home. Preventative measures were subsequently improved and manpower returned to near normal levels by the end of the second quarter. The reduction in manpower in the first half of 2020 negatively impacted maintenance of the heap leach pad at Kisladag, resulting in some reduction in production during the year. We also experienced some disruption to production at Olympias and Stratoni in Q4 2020 due to limited workforce availability. We continue to monitor the impact of COVID-19 on production and operational profitability at all sites.
Waste stripping at Kisladag began returning to near normal levels by the end of the second quarter following a temporary slowdown as a result of reduced manpower from mid-March through June. We do not expect this temporary slowdown to impact production in future years. We also experienced some delays during 2020 in receiving parts for the installation of the high-pressure grinding roll ("HPGR") circuit at Kisladag, but these did not significantly impact the timeline of the project. We temporarily suspended other non-essential sustaining and growth capital projects during 2020 and do not expect this to impact future production levels. Certain of these deferred projects are planned to be completed in 2021. We continue to review our 2021 capital projections to further reduce expenditures if required.
No disruptions to the procurement of critical supplies have been experienced to date. We are monitoring our stock levels and the availability of critical supplies where shortages of these supplies could negatively impact production.
No significant disruptions have been experienced to date with respect to refining of doré or concentrate shipments as a result of the COVID-19 pandemic. We continue to monitor the impact of COVID-19 on our customers, including options to re-direct concentrate shipments to alternate customers as required.
Amended Investment Agreement
On February 5, 2021, we entered into the Agreement with the Hellenic Republic to govern the further development, construction and operation of the Skouries project and the Olympias and Stratoni mines. The Agreement amends the 2004 Transfer Agreement between Hellas Gold S.A. and the Hellenic Republic, and provides a modernized legal and financial framework to allow for the advancement of our investment in these assets.
The Agreement includes an optimized Investment Plan for the Skouries project and the Olympias and Stratoni mines which will allow for:
•completion of construction at Skouries and transition of the project into production, pending permit approvals including for use of dry-stack tailings technology;
•expansion of Olympias to 650,000 tonnes per annum and upgrades to the port facilities at Stratoni to allow for bulk shipment of concentrates, both pending modification of the Environmental Impact Agreement;
•further investment in exploration at the Mavres Petres orebody at Stratoni; and
•continued study of on-site gold processing methods.
The Agreement provides a number of key benefits including:
•investor protection mechanisms similar to other large-scale foreign investment agreements in Greece;
•a permitting framework which allows for a clearer path to production and stable operations;
•an expected reduction in environmental footprint of our assets through the use of dry-stack tailings, improved water management systems and other design and monitoring improvements; and
•an $80 million commitment to community projects over the multi-decade life of the mines, benefiting the local communities.
The Agreement has been formally submitted to the Greek parliament for ratification, with a vote expected to take place in an upcoming parliamentary session. The amendments to the Transfer Agreement set out in the Amended Investment Agreement will take effect once published in the Greek Government Gazette, which follows parliamentary ratification.

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
The Agreement also includes a 10% increase in royalty rates for all contained metals in concentrate (whereby the 2% royalty at a $1,300 per ounce gold price increases to 2.2%). This increase will be effective upon ratification of the Agreement and will apply to concentrate sales from our Olympias and Stratoni mines, as well as future sales from Skouries.
Arrangement Agreement to Acquire QMX Gold Corporation
On January 21, 2021, we entered into a definitive arrangement agreement with QMX Gold Corporation (“QMX”) pursuant to which we will acquire all of the outstanding common shares of QMX not already held by us. QMX has interests in mineral properties in the province of Québec adjacent to and in proximity to the Lamaque operations. We currently own 68,125,000 common shares of QMX, or approximately 17% of QMX common shares outstanding. Under the terms of the arrangement agreement, each shareholder will receive, for each QMX share held, (i) CDN $0.075 in cash and (ii) 0.01523 of an Eldorado common share. Total consideration is expected to be approximately CDN $132 million ($104 million) of which approximately CDN $29.8 million ($23.4 million) will be paid in cash. Completion of the acquisition of QMX is subject to receipt of QMX shareholder, court and regulatory approvals, and other customary closing conditions.
Debt Redemption and Senior Secured Credit Facility Amendment
On August 31, 2020 and December 1, 2020, we completed redemptions of $58.6 million and $7.5 million, respectively, of principal under the equity clawback provision of our senior secured notes. In February 2021 we amended our senior secured credit facility such that $70.8 million of non-financial letters of credit no longer reduce availability under our revolving credit facility. A repayment of $11.1 million on the non-revolving term loan was made in conjunction with this amendment. See additional detail in the section - Financial Condition and Liquidity.
Sale of Vila Nova and Review of Non-Core Assets
On September 16, 2020, we completed a sale of the Vila Nova iron ore mine, a non-core asset, for proceeds of $10.0 million and realized a gain on sale of $2.5 million. We are currently evaluating strategic alternatives for the Tocantinzinho, Certej and Bolcana Projects, which may include a full or partial sale, partnership or standalone listing to maximize value from these assets. See additional detail in the section - Development Projects.
Lamaque Decline
On June 8, 2020, we announced the commencement of construction of a three kilometre decline from the Sigma mill to the 405 metre level of the Triangle mine. Benefits of the decline will include eliminating surface haulage of ore (approximately 26km round trip), reducing energy requirements for mine ventilation and providing underground drilling access to reduce exploration costs. The decline is expected to be completed by the end of 2021 at an estimated cost of $24 million. On June 25, 2020 and September 30, 2020, we completed private placements of 384,616 and 435,324 flow-through common shares of the Company, respectively. The aggregate gross proceeds of CDN $5.0 million and CDN $7.0 million, respectively, will be used to fund the initial stages of the decline project. See additional detail in the section - Financial Condition and Liquidity.
Sustainability Report
On June 25, 2020, we published our 2019 Sustainability Report, detailing our economic, environmental and social performance. The report aligns with the Global Report Initiative's "Core" reporting standards, and this year, progress was made against conformance with Sustainability Accounting Standards Board (“SASB”) reporting requirements. In the report, we reaffirm our commitment to implementing the World Gold Council’s Responsible Gold Mining Principles.
Acquisition of Minority Interest
On May 11, 2020, we completed a purchase of 5% of Hellas Gold S.A. shares for cash consideration of $7.5 million. We are now the sole shareholder in Hellas Gold S.A., which operates the Olympias and Stratoni mines and holds the Skouries project.
Lamaque Expansion and Growing Asset Base in Québec
On March 24, 2020, we received a Certificate of Authorization from the Québec Ministry of Environment to allow for the expansion of underground production from the Triangle underground mine from 1,800 tonnes per day to 2,650 tonnes per day. See additional detail in the section - Operations Update - Lamaque.

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
On January 15, 2020, we announced the discovery of the Ormaque Zone, a new high-grade gold zone at our Lamaque Operations near Val d'Or, Québec. See the section - Exploration and Evaluation for additional information. This discovery, together with the completion of two investments in early-stage exploration opportunities in the Eastern Abitibi region in late 2019, demonstrates our growing commitment in the region.
In February 2021, we announced maiden Inferred Mineral Resources for the Ormaque deposit totalling 2.6 million tonnes at a grade of 9.5 grams per tonne, for 803,000 ounces of contained gold. See additional detail in the section - Exploration and Evaluation.
Technical Reports
On March 3, 2020, we filed three separate technical reports for our Kisladag, Olympias and Efemcukuru projects each prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The technical report for Kisladag was filed to confirm the mine life extension and the technical reports for Olympias and Efemcukuru were filed to update certain scientific and technical information regarding these mines.
Kisladag Mine Life
On February 20, 2020, we announced a 15-year mine life extension at Kisladag based on the completed long-cycle heap leach testwork and the planned replacement of the tertiary crushing circuit with an HPGR circuit. Results of the testwork indicate that increased leach times at Kisladag, in conjunction with HPGR, increases heap leach life of mine recovery to approximately 56% and extends mine life through 2034. In December 2020 the pit size was increased, extending the mine life through 2037 and extending the initial waste stripping period through 2027.

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Consolidated Financial and Operational Highlights

Summarized Annual Financial Results

	2020	2019	2018
Revenue (1)	$1,026.7	$617.8	$459.0
Gold revenue (1)	$938.3	$530.9	$386.0
Gold produced (oz) (2)	528,874	395,331	349,147
Gold sold (oz) (1)	526,406	374,902	304,256
Average realized gold price ($/oz sold) (6)	$1,783	$1,416	$1,269
Cash operating costs ($/oz sold) (3,6)	560	608	625
Total cash costs ($/oz sold) (3,6)	649	645	650
All-in sustaining costs ($/oz sold) (3,6)	921	1,034	994
Net earnings (loss) for the period (4)	104.5	80.6	(361.9)
Net earnings (loss) per share – basic ($/share) (4)	0.61	0.51	(2.28)
Adjusted net earnings (loss) (4,5,6,7)	170.9	2.4	(30.1)
Adjusted net earnings (loss) per share ($/share) (4,5,6,7)	1.00	0.02	(0.19)
Cash flow from operating activities before changes in working capital (6,8)	390.8	149.9	61.1
Free cash flow (6)	236.2	(37.1)	(187.8)
Cash, cash equivalents and term deposits	511.0	181.0	293.0

(1)Excludes sales of inventory mined at Lamaque and Olympias during the pre-commercial production periods.
(2)Includes pre-commercial production at Lamaque (2018, Q1 2019) and at Olympias (Q1 2018).
(3)By-product revenues are off-set against cash operating costs.
(4)Attributable to shareholders of the Company.
(5)See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the section 'Non-IFRS Measures'.
(6)These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.
(7)2019 and 2018 amounts have been adjusted to conform with 2020 presentation by excluding adjustments relating to normal course gains on disposal of assets (2019: $7.4 million, 2018: nil) and inventory write-downs (2019: $2.5 million, 2018: $1.5 million). Adjusted net earnings as originally presented in 2019 were $5.6 million ($0.04 per share) and Adjusted net loss as originally presented for 2018 was $28.6 million ($0.17 loss per share).
(8)2019 amount has been adjusted to reflect a $0.7 million reclassification within cash flow from operating activities in the current period. 2018 adjustment was negligible.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Summarized Quarterly Financial Results

2020	Q1	Q2	Q3	Q4	2020
Revenue	$204.7	$255.9	$287.6	$278.5	$1,026.7
Gold revenue	$185.4	$235.0	$264.3	$253.7	$938.3
Gold produced (oz)	115,950	137,782	136,922	138,220	528,874
Gold sold (oz)	116,219	134,960	137,704	137,523	526,406
Average realized gold price ($/oz sold) (6)	$1,580	$1,726	$1,919	$1,845	$1,783
Cash operating cost ($/oz sold) (3,6)	627	550	537	536	560
Total cash cost ($/oz sold) (3,6)	678	616	664	640	649
All-in sustaining cost ($/oz sold) (3,6)	952	859	918	959	921
Net earnings (loss) (4)	(4.9)	45.6	41.0	22.8	104.5
Net earnings (loss) per share – basic ($/share) (4)	(0.03)	0.27	0.24	0.13	0.61
Adjusted net earnings (loss) (4,5,6)	12.5	43.8	56.7	58.0	170.9
Adjusted net earnings (loss) per share ($/share) (4,5,6)	0.08	0.26	0.33	0.33	1.00
Cash flow from operating activities before changes in working capital (6)	69.4	99.0	125.1	97.2	390.8
Free cash flow (6)	$7.2	$63.4	$117.2	$48.4	$236.2
Cash, cash equivalents and term deposits	$363.6	$440.3	$504.4	$511.0	$511.0

2019	Q1	Q2	Q3	Q4	2019
Revenue (1)	$80.0	$173.7	$172.3	$191.9	$617.8
Gold revenue (1)	$54.5	$150.1	$150.2	$176.1	$530.9
Gold produced (oz) (2)	82,977	91,803	101,596	118,955	395,331
Gold sold (oz) (1)	43,074	113,685	99,241	118,902	374,902
Average realized gold price ($/oz sold) (6)	$1,265	$1,321	$1,513	$1,475	$1,416
Cash operating cost ($/oz sold) (3,6)	625	631	560	621	608
Total cash cost ($/oz sold) (3,6)	652	670	603	652	645
All-in sustaining cost ($/oz sold) (3,6)	1,132	917	1,031	1,110	1,034
Net earnings (loss) (4)	(27.0)	12.2	4.2	91.2	80.6
Net earnings (loss) per share – basic ($/share) (4)	(0.17)	0.08	0.03	0.57	0.51
Adjusted net earnings (loss) (4,5,6,7)	(21.1)	(3.5)	7.6	19.3	2.4
Adjusted net earnings (loss) per share ($/share) (4,5,6,7)	(0.13)	(0.02)	0.05	0.12	0.02
Cash flow from operating activities before changes in working capital (6,8)	8.1	38.5	63.0	40.4	149.9
Free cash flow (6)	($64.0)	$4.8	$16.7	$5.5	($37.1)
Cash, cash equivalents and term deposits	$227.5	$119.9	$134.9	$181.0	$181.0

(1)Excludes sales of inventory mined at Lamaque and Olympias during the pre-commercial production periods.
(2)Includes pre-commercial production at Lamaque (Q1 2019).
(3)By-product revenues are off-set against cash operating costs.
(4)Attributable to shareholders of the Company.
(5)See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the section 'Non-IFRS Measures'.
(6)These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.
(7)2019 amounts have been adjusted to conform with 2020 presentation by excluding adjustments relating to normal course gains on disposal of assets ($7.4 million) and inventory write-downs ($2.5 million). Adjusted net earnings as originally presented in 2019 were $5.6 million ($0.04 per share).
(8)2019 amount has been adjusted to reflect a $0.7 million reclassification within cash flow from operating activities in the current period.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Review of Financial and Operating Performance
Production, Sales and Revenue
In 2020, we produced 528,874 ounces of gold, an increase of 34% from 2019 production of 395,331 ounces.
•Kisladag produced 226,475 ounces, an increase of 62% from 2019 production of 140,214 ounces, primarily due to an increase in tonnes of ore stacked and placed under leach following the restart of full operations in 2019.
•Lamaque produced 144,141 ounces, an increase of 27% from 2019 production of 113,940 ounces, enabled by receipt of authorization in March 2020 to increase mine production.
•Efemcukuru produced 99,835 ounces, a decrease of 4% from 2019 production of 103,767 ounces, primarily the result of a decrease in grade.
•Olympias produced 58,423 ounces, an increase of 56% from 2019 production of 37,410 ounces, reflecting work completed over the past year to increase underground development and backfilling, which has resulted in increased tonnes processed.
Total 2020 gold production was within the Company's guidance, with production exceeding expectations at Lamaque and partially mitigating lower-than-expected production at Kisladag. Total Q4 2020 gold production was 138,220 ounces, an increase of 16% over Q4 2019 production of 118,955 ounces, primarily due to increased underground production at Lamaque and increased leach flow rates at Kisladag.
Gold sales in 2020 totaled 526,406 ounces, an increase of 40% from 374,902 ounces in 2019. The higher sales volume in 2020 compared with the prior year reflected an increase of 88,158 ounces sold at Kisladag due to increased tonnes of stacked ore, an increase of 55,524 ounces sold at Lamaque due to increased tonnes processed and an increase of 15,234 ounces sold at Olympias as a result of increased production. Gold sales at Efemcukuru in 2020 decreased by 7,412 ounces from the prior year primarily due to a decrease in grade. Gold sales in Q4 2020 were 137,523 ounces, an increase of 16% from 118,902 ounces in Q4 2019 due to increased production at Kisladag and Lamaque.
The average realized gold price was $1,783 in 2020, 26% higher than the average realized gold price of $1,416 in 2019. The gold price rose in the second half of 2019 and further increased throughout 2020 amid economic uncertainty that was exacerbated by the COVID-19 pandemic starting in March 2020. The average realized gold price was $1,845 in Q4 2020 ($1,475 in Q4 2019).
Total revenue was $1,026.7 million in 2020, an increase of 66% from total revenue of $617.8 million in 2019, and total revenue was $278.5 million in Q4 2020, an increase of 45% from total revenue of $191.9 million in Q4 2019. Increases in both periods were due to increased sales volumes combined with higher average realized gold prices.
Unit Cost Performance
Cash operating     costs in 2020 averaged $560 per ounce sold, a decrease from $608 per ounce sold in 2019. In Q4 2020, cash operating costs averaged $536 per ounce sold, a decrease from $621 per ounce sold in Q4 2019. The improvement in both periods was primarily due to increased mining rates at Lamaque following the receipt of authorization in March 2020 to increase mine production, higher production at Olympias and reduced costs at Efemcukuru due to the weakening of the Turkish Lira during the year. These decreases were partly offset by an increase of cash operating costs per ounce sold at Kisladag in both periods resulting from decreases in the average grade of ore placed on the heap leach pad.
Total cash costs per ounce sold increased to $649 in 2020 from $645 in 2019 due to the negative impact of higher gold royalty rates in both Greece and Turkey which increased in line with higher gold prices. Royalty rates in Turkey were additionally impacted by a 25% increase announced in September 2020 and retroactive to January 1, 2020.
AISC per ounce sold averaged $921 in 2020, a decrease from $1,034 in 2019, and averaged $959 in Q4 2020, a decrease from $1,110 in Q4 2019. The improvement in both periods primarily reflected the decrease in average cash operating costs per ounce sold, lower sustaining capital expenditure and was partially offset by higher gold royalty rates.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Other Expenses
Depreciation expense increased to $246.7 million in 2020 from $153.1 million in 2019 and to $70.4 million in Q4 2020 from $52.0 million in Q4 2019. The increases in both periods reflected higher production, as a significant portion of our property, plant and equipment depreciates over mine life on a unit-of-production basis calculated based on mineral reserves.
Mine standby costs of $15.7 million in 2020 decreased from $17.3 million in 2019 as mine standby costs in Q1 2019 included $5.6 million at Kisladag prior to the resumption of mining activities in April 2019. Mine standby costs also reduced in Q4 2020 following the sale of Vila Nova in September 2020. Mine standby costs of $3.6 million in Q4 2020 related primarily to Skouries and Perama Hill.
Other expense was $1.3 million in 2020 compared to other income of $11.9 million in 2019, primarily due to an $8.1 million gain recorded in Q2 2019 on the sale of a net smelter royalty held on a property in Turkey. Other income in 2020 included a $2.5 million gain realized on the sale of the Vila Nova mine in Brazil.
In advance of signing the Agreement in early 2021, the Company determined that certain of its capital works in progress would no longer be required and will not be completed. Accordingly, capitalized costs of $40.0 million were written-off in Q4 2020 and a $3.4 million VAT provision associated with the write-down was recorded in other expense. In 2019, impairment reversals included $85.2 million ($68.2 million net of deferred income tax) relating to the Kisladag leach pad and related plant and equipment following the development of a new production plan which utilized the leach pad for the life of the Kisladag mine and no longer required the construction of a mill. Additionally, a partial impairment reversal of $11.7 million was recorded in 2019 relating to property, plant and equipment and iron ore inventory at the Vila Nova mine as a result of a plan to sell the mine. These impairment reversals were partially mitigated by an impairment of $15.3 million ($11.9 million net of deferred income tax) recorded in 2019 to write-off capitalized costs relating to the Kisladag mill construction project.
Finance costs increased to $50.9 million in 2020 from $45.3 million in 2019, primarily due to $6.3 million of premiums paid upon the early redemption of $66.1 million of the $300 million senior secured second lien notes (the "senior secured notes") during 2020. There were no significant changes in Finance costs in Q4 2020.
Tax expense increased to $79.1 million in 2020 from $39.8 million in 2019 and decreased to a $4.6 million recovery in Q4 2020 from a $9.8 million expense in Q4 2019. Current tax increased to $88.6 million in 2020 from $56.3 million in 2019 and decreased to $2.3 million in Q4 2020 from $15.8 million in Q4 2019. Current tax related primarily to operations in Turkey of which a $6.8 million recovery and $71.3 million expense was included in the three and twelve-month periods ended December 31, 2020, respectively. Current tax relating to operations in Turkey reflected significantly higher sales volumes at Kisladag and a higher gold price. The significant decrease in Q4 2020 was due to the receipt of an investment tax credit related to Kisladag heap leach improvements including, among other things, the installation of the HPGR and construction of the North leach pad. The investment tax credit reduced the corporate tax rate in Turkey in Q4 2020, resulting in current tax savings of approximately $21.7 million. This decrease was partially offset by $2.5 million of withholding tax on earnings repatriated from Turkey in Q4 2020. Current tax expense also included Québec mining duties for Lamaque of $14.7 million in 2020 including $6.6 million in Q4 2020. Québec mining duties increased during 2020 as a result of higher production combined with a higher gold price.
Deferred tax recovery decreased to $9.4 million in 2020 from $16.6 million in 2019 and increased to $7.0 million in Q4 2020 from $6.0 million in Q4 2019. The changes in both periods reflected movements of local currencies in which income tax is determined, changes in temporary differences including for property, plant and equipment and included $6.2 million of expense relating to estimated earnings subject to repatriation in 2021.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Net Earnings Attributable to Shareholders
We reported net earnings attributable to shareholders of $104.5 million ($0.61 per share) in 2020, compared to $80.6 million ($0.51 per share) in 2019 and net earnings of $22.8 million ($0.13 per share) in Q4 2020, compared to $91.2 million ($0.58 per share) in Q4 2019. The increase in net earnings in 2020 was primarily attributable to higher production and sales volumes combined with a higher average realized gold price. The decrease in net earnings in Q4 2020 resulted from the $40.0 million non-cash write-down of capital works in progress, combined with a net impairment reversal of $85.2 million ($68.2 million net of deferred income tax) for Kisladag in Q4 2019.
Adjusted net earnings were $170.9 million ($1.00 per share) in 2020, compared to $2.4 million ($0.02 per share) in 2019. Adjusted net earnings in 2020 removes, among other things, the $40.0 million non-cash write-down of capital works in progress, a $3.4 million VAT provision associated with the write-down, a $16.3 million net loss on foreign exchange due to translation of deferred tax balances, $8.6 million of finance costs related to the $66.1 million redemption of the senior secured notes during the year and the $2.5 million gain on disposal of the Vila Nova mine in Q3 2020. Adjusted net earnings were $58.0 million ($0.33 per share) in Q4 2020, compared to $19.3 million ($0.12 per share) in Q4 2019. Adjusted net earnings in Q4 2020 removes, among other things, the $40.0 million non-cash write-down of capital works in progress, a $3.4 million VAT provision associated with the write-down and a $7.2 million net gain on foreign exchange due to translation of deferred tax balances following the strengthening of certain local currencies in the quarter.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
2021 Outlook
Full year gold production of 430,000 – 460,000 ounces (versus 528,874 ounces in 2020) is expected in 2021 from Kisladag, Lamaque, Efemcukuru, and Olympias. The lower production is primarily due to a shift to mining lower-grade ore at Kisladag with an average grade of 0.69 grams per tonne expected in 2021 as compared to an average grade of 1.00 grams per tonne in 2020. The quantity of ore mined and placed on leach at Kisladag is also expected to decrease to approximately 11 million tonnes in 2021 from 12 million tonnes in 2020 due to the planned commissioning of the HPGR circuit in the third quarter of 2021.
We expect average cash operating costs to increase from $560 per ounce of gold sold in 2020 to $590 – 640 per ounce of gold sold in 2021. The higher costs are primarily due to lower production. AISC is forecast to be $920 – 1,150 per ounce of gold sold in 2021.
Quarter-to-quarter gold production in 2021 is expected to be relatively consistent with higher anticipated gold grade at Kisladag in the first half of the year expected to be offset by lower head grade at Lamaque. In the second half of 2021, gold production at Lamaque is expected to increase on higher grade while production at Kisladag will be temporarily affected by the expected third-quarter commissioning of the HPGR circuit.
Increased mining rates are expected to continue at Lamaque and partially offset increased costs from mining at greater depth. The implementation of column flotation at Efemcukuru in late 2020 is expected to improve concentrate grade in 2021 and improving production rates and efficiency improvements are beginning to drive a moderating cash operating cost profile at Olympias.
Sustaining capital expenditure is expected to increase in 2021 from 2020 levels partly due to certain projects having been deferred from 2020. Planned sustaining capital expenditure in 2021 includes underground mine development, process infrastructure upgrades at Kisladag and construction of the second phase of the tailings management facility at Olympias.
Growth capital expenditure is also expected to increase in 2021 from 2020 levels. Planned projects include the completion of the HPGR and construction of phase one of the North Leach Pad at Kisladag, continued work on the Triangle decline and process plant expansion and contractor development to support a planned ramp-up at Olympias. Planned growth capital expenditure in 2021 also includes waste stripping at Kisladag to support the mine life extension. Waste stripping is forecast to continue over the life of the mine with the majority now expected to be completed from 2021 through to 2027 following a pit size expansion.

Production (oz)	2020A	2021E
Kisladag	226,475	140,000 – 150,000
Lamaque	144,141	140,000 – 150,000
Efemcukuru (1)	99,835	90,000 – 95,000
Olympias	58,423	55,000 – 65,000
Total	528,874	430,000 – 460,000
Consolidated Costs ($/oz sold)	2020A	2021E
Cash Operating Cost - C1 ($/oz sold)	$560	$590 – 640
Total Operating Cost - C2 ($/oz sold)	$649	$680 – 730
AISC ($/oz sold)	$921	$920 – 1,150
Growth Capital	2020A	2021E
Kisladag	$44	$90-95
Lamaque	$23	$35-40
Olympias	$8	$10-15
(1)Forecast production at Efemcukuru has been adjusted for reduced payable ounces following a change in structure of concentrate sales contracts. Lower payability is offset by a decrease in forecast production costs due to the elimination of treatment charges and other deductions.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Operations Update and Outlook
Gold Operations

	3 months ended December 31,		12 months ended December 31,
	2020	2019	2020	2019	2021 Outlook
Total
Ounces produced (1)	138,220	118,955	528,874	395,331	430,000 – 460,000
Ounces sold (2)	137,523	118,902	526,406	374,902	n/a
Cash operating costs ($/oz sold) (4)	$536	$621	$560	$608	$590 – 640
All-in sustaining costs ($/oz sold) (4)	$959	$1,110	$921	$1,034	$920 – 1,150
Sustaining capex (4)	$29.1	$41.1	$92.5	$97.4	$122 – 142
Kisladag
Ounces produced (3)	56,816	51,010	226,475	140,214	140,000 – 150,000
Ounces sold	55,807	49,529	226,895	138,737	n/a
Cash operating costs ($/oz sold) (4)	$447	$421	$451	$435	$590 – 640
All-in sustaining costs ($/oz sold) (4)	$732	$616	$664	$593	n/a
Sustaining capex (4)	$6.5	$6.7	$20.1	$14.7	$18 – 23
Lamaque
Ounces produced (1)	44,168	29,085	144,141	113,940	140,000 – 150,000
Ounces sold (2)	44,990	31,293	142,269	86,745	n/a
Cash operating costs ($/oz sold) (4)	$503	$663	$522	$556	$560 – 610
All-in sustaining costs ($/oz sold) (4)	$789	$1,273	$827	$1,078	n/a
Sustaining capex (4)	$9.8	$17.0	$32.9	$38.2	$48 – 53
Efemcukuru
Ounces produced	25,828	26,243	99,835	103,767	90,000 – 95,000
Ounces sold	24,956	25,530	98,340	105,752	n/a
Cash operating costs ($/oz sold) (4)	$493	$608	$556	$599	$550 – 600
All-in sustaining costs ($/oz sold) (4)	$989	$1,122	$918	$923	n/a
Sustaining capex (4)	$7.3	$10.2	$19.1	$24.5	$18 – 23
Olympias
Ounces produced	11,408	12,617	58,423	37,410	55,000 – 65,000
Ounces sold	11,770	12,550	58,902	43,668	n/a
Cash operating costs ($/oz sold) (4)	$1,166	$1,331	$1,078	$1,286	$775 – 825
All-in sustaining costs ($/oz sold) (4)	$1,768	$1,986	$1,541	$1,837	n/a
Sustaining capex (4)	$5.5	$7.2	$20.2	$20.1	$38 – 43

(1)Includes pre-commercial production at Lamaque (Q1 2019).
(2)Excludes sales of inventory produced at Lamaque during the pre-commercial production period (Q1 2019). During the year ended December 31, 2019, 27,627 ounces were sold from inventory produced during the pre-commercial production period at Lamaque.
(3)Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.
(4)These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Annual Review – Operations
Kisladag

Operating Data (1)	3 months ended December 31,		12 months ended December 31,
	2020	2019	2020	2019
Tonnes placed on pad	3,097,671	3,034,753	12,021,248	8,322,710
Head grade (g/t Au)	0.98	1.21	1.00	1.15
Gold ounces produced	56,816	51,010	226,475	140,214
Gold ounces sold	55,807	49,529	226,895	138,737
Cash operating costs ($/oz sold)	$447	$421	$451	$435
All-in sustaining costs ($/oz sold)	$732	$616	$664	$593
Financial Data
Gold revenue	$104.8	$73.5	$403.8	$196.6
Depreciation and depletion	20.5	10.2	66.9	27.9
Earnings from mining operations	50.8	40.4	209.8	103.6
Sustaining capital expenditures	$6.5	$6.7	$20.1	$14.7

(1)Suspension of ore placement on the heap leach pad from April 2018 through March 2019.

Kisladag produced 226,475 ounces of gold in 2020, an increase of 62% from 140,214 ounces in 2019. The increase was primarily due to increased tonnes of stacked ore during the year, partially offset by a decrease in the average grade of ore placed on the heap leach pad to 1.00 grams per tonne. Production of 56,816 ounces of gold in Q4 2020 increased from 51,010 ounces in Q4 2019 as a result of improved heap leach performance after leach flow rates were negatively impacted during Q2 2020 due to lower labour availability. Improvements have commenced that are expected to increase solution processing during early 2021, including an expansion of the solution pond, adsorption desorption regeneration ("ADR") plant capacity upgrades and the addition of two multi-stage carbon-in-column ("CIC") sets. Production was reduced in 2019 due to suspension of new ore placement on the leach pad from April 2018 through March 2019.
As discussed in the section - Key Business Developments, proactive steps were taken at the mine site in response to the COVID-19 pandemic and manpower returned to near normal levels by mid-year. Lower labour availability in the first half of 2020 led to some reduction in production, but amounts were not significant.
Gold revenue increased to $403.8 million in 2020 from $196.6 million in 2019 and to $104.8 million in Q4 2020 from $73.5 million in Q4 2019. Increases in both periods reflected higher production and increased gold prices.
Cash operating costs per ounce sold increased to $451 in 2020 from $435 in 2019 and to $447 in Q4 2020 from $421 in Q4 2019. Increases in both periods were primarily due to the decrease in average grade of ore placed on the heap leach pad throughout 2020 and were partially offset by lower production costs due to the weakening of the Turkish Lira during the year.
AISC per ounce sold increased to $664 in 2020 from $593 in 2019 and to $732 in Q4 2020 from $616 in Q4 2019. Increases in both periods were primarily due to higher cash operating costs per ounce sold and higher gold royalty rates in line with higher average gold prices. AISC was also negatively impacted in 2020 by an incremental 25% increase to gold royalty rates announced in September 2020 and retroactive to January 1, 2020. Sustaining capital expenditure of $20.1 million in 2020 included $6.5 million in Q4 2020 and primarily included process infrastructure upgrades and mine equipment overhauls.
Growth capital expenditure of $43.9 million in 2020, including $16.3 million in Q4 2020, was incurred for waste stripping to support the mine life extension, as well as work on the installation of an HPGR circuit, expected to improve heap leach recovery. The HPGR circuit is expected to be commissioned during Q3 2021. Work also commenced in Q4 2020 on construction of the North leach pad to support the mine life extension.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Lamaque

Operating Data	3 months ended December 31,		12 months ended December 31,
	2020	2019	2020	2019
Tonnes milled	173,293	157,444	639,802	452,092
Head grade (g/t Au)	8.20	5.96	7.23	6.78
Average recovery rate	96.6%	96.4%	96.8%	96.5%
Gold ounces produced (1)	44,168	29,085	144,141	113,940
Gold ounces sold (2)	44,990	31,293	142,269	86,745
Cash operating costs ($/oz sold)	$503	$663	$522	$556
All-in sustaining costs ($/oz sold)	$789	$1,273	$827	$1,078
Financial Data
Gold revenue	$84.1	$46.3	$256.1	$124.8
Depreciation and depletion	25.0	22.8	84.0	47.7
Earnings from mining operations	35.5	2.3	95.0	26.9
Mine standby costs	—	—	3.1	—
Sustaining capital expenditures	$9.8	$17.0	$32.9	$38.2

(1)2019 includes 24,735 ounces produced from ore mined during the pre-commercial production period (Q1 2019).
(2)2019 does not include 27,627 ounces sold from ore mined during the pre-commercial production period (Q1 2019).

Lamaque produced 144,141 ounces of gold in 2020, a 27% increase from 113,940 ounces in 2019. The increase in gold production was due to higher processing volumes, enabled by authorization from the Québec Ministry of Environment to allow for increased underground production from the Triangle deposit. Production of 44,168 ounces of gold in Q4 2020 increased from 29,085 ounces in Q4 2019 and benefited from processing higher-grade ore from the top of the C4 zone.
Production in the first half of 2020 was negatively impacted by a temporary suspension of operations from March 25 to April 15, 2020. The suspension was in accordance with the Québec government-mandated restrictions to address the COVID-19 pandemic in the province. Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments.
Gold revenue increased to $256.1 million in 2020 from $124.8 million in 2019 and to $84.1 million in Q4 2020 from $46.3 million in Q4 2019. Gold revenue in both periods benefited from higher production, combined with increased gold prices.
Cash operating costs per ounce sold decreased to $522 in 2020 from $556 in 2019, and to $503 in Q4 2020 from $663 in Q4 2019. Decreases in both periods were the result of higher processing volumes and a shift to processing higher-grade ore.
AISC per ounce sold decreased to $827 in 2020 from $1,078 in 2019 and to $789 in Q4 2020 from $1,273 in Q4 2019. Decreases in both periods reflected lower cash operating costs and sustaining capital expenditure. Sustaining capital expenditure of $32.9 million in 2020 included $9.8 million in Q4 2020 and primarily included underground development and maintenance. The higher sustaining capital in Q4 2019 was primarily due to construction of the second phase of the tailings management facility and processing upgrades.
Growth capital expenditure of $23.2 million in 2020, including $10.5 million in Q4 2020, included facilities upgrades and development of the decline from the Sigma mill to the Triangle mine which commenced in Q3 2020 and remains on schedule. Engineering work continued on further expansion beyond the current mill capacity through additional investment in the process plant to support increased development and conversion of inferred resources at the Triangle deposit. Testing of Minrail, an alternative mechanized mining technology, was completed in the year but hindered by equipment reliability issues. We continue to evaluate this technology, including determining the extent of mineral reserves and resource inventory and exploration potential to which it is applicable.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Efemcukuru

Operating Data	3 months ended December 31,		12 months ended December 31,
	2020	2019	2020	2019
Tonnes milled	132,005	132,524	523,702	521,034
Head grade (g/t Au)	7.00	7.02	6.76	7.03
Average recovery rate (to concentrate)	92.1%	94.4%	93.5%	94.0%
Gold ounces produced	25,828	26,243	99,835	103,767
Gold ounces sold	24,956	25,530	98,340	105,752
Cash operating costs ($/oz sold)	$493	$608	$556	$599
All-in sustaining costs ($/oz sold)	$989	$1,122	$918	$923
Financial Data
Gold revenue	$42.2	$37.9	$178.2	$151.8
Depreciation and depletion	11.3	9.4	44.5	36.1
Earnings from mining operations	14.6	12.1	65.1	47.7
Sustaining capital expenditures	$7.3	$10.2	$19.1	$24.5

Efemcukuru produced 99,835 ounces of gold in 2020, a 4% decrease from 103,767 ounces in 2019. The decrease was primarily due to lower average head grade in 2020. Production of 25,828 ounces of gold in Q4 2020 decreased from 26,243 ounces in Q4 2019, reflecting lower tonnes processed and a lower average recovery rate.
Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. Despite a reduction in manpower from mid-March through June resulting from these measures, there was no significant impact on production in 2020.
Gold revenue increased to $178.2 million in 2020 from $151.8 million in 2019 and to $42.2 million in Q4 2020 from $37.9 million in Q4 2019. The increases in both periods were primarily due to higher gold prices.
Cash operating costs per ounce sold improved to $556 in 2020, from $599 in 2019 and to $493 in Q4 2020 from $608 in Q4 2019. The improvement in both periods primarily reflected the weakening of the Turkish Lira during the year.
AISC per ounce sold decreased to $918 in 2020 from $923 in 2019 and to $989 in Q4 2020 from $1,122 in Q4 2019. Decreases in both periods reflected lower cash operating costs per ounce sold, and were partly offset by higher gold royalty rates in line with higher average gold prices. AISC was also negatively impacted in 2020 by an incremental 25% increase to gold royalty rates announced in September 2020 and retroactive to January 1, 2020. Sustaining capital expenditure of $19.1 million in 2020, including $7.3 million in Q4 2020, primarily included underground development and equipment rebuilds and replacements. Installation of a column flotation system was also completed in Q4 2020 and is expected to improve concentrate grade and quality.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Olympias

Operating Data	3 months ended December 31,		12 months ended December 31,
	2020	2019	2020	2019
Tonnes milled	98,448	93,101	444,299	317,577
Head grade (g/t Au)	6.36	7.93	7.31	6.97
Average recovery rate (to concentrate)	83.3%	86.8%	85.8%	84.6%
Gold ounces produced (1)	11,408	12,617	58,423	37,410
Gold ounces sold	11,770	12,550	58,902	43,668
Silver ounces produced (1)	241,891	202,796	971,227	621,864
Lead tonnes produced (1)	2,385	1,915	9,565	6,084
Zinc tonnes produced (1)	2,321	2,471	10,424	7,784
Cash operating costs ($/oz sold)	$1,166	$1,331	$1,078	$1,286
All-in sustaining costs ($/oz sold)	$1,768	$1,986	$1,541	$1,837
Financial Data
Gold revenue	$22.6	$17.7	$100.2	$57.8
Silver and base metal revenue	12.8	4.7	44.8	34.8
Depreciation and depletion	12.5	8.8	47.0	40.4
Loss from mining operations	(4.7)	(8.1)	(15.3)	(41.0)
Sustaining capital expenditures	$5.5	$7.2	$20.2	$20.1

(1)Payable metal produced.

Olympias produced 58,423 ounces of gold in 2020, a 56% increase from 37,410 ounces in 2019. The improved production in 2020 was primarily due to measures introduced in the second half of 2019 to increase production volumes, including increased capital development, improvements to the paste backfill process and other operational improvement initiatives. Production of 11,408 ounces of gold in Q4 2020 decreased from 12,617 ounces in Q4 2019 primarily due to a decrease in the average gold grade to 6.36 in Q4 2020. Silver, lead and zinc production increased in 2020 as compared to 2019 primarily as a result of increased processing volumes.
Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. Limited workforce availability due to COVID-19 resulted in short-term reductions in operations at Olympias in the second half of 2020. There have been no other significant impacts to production or underground development to date as a result of the COVID-19 pandemic.
Gold revenue increased to $100.2 million in 2020 from $57.8 million in 2019 as a result of increased sales volumes and higher gold prices during 2020. Gold revenue also increased to $22.6 million in Q4 2020 from $17.7 million in Q4 2019 due to higher gold prices, and partly offset by lower production as a result of lower average grade. Silver and base metal revenue increased to $44.8 million in 2020 from $34.8 million in 2019 primarily as a result of increased processing volumes and partly offset by lower base metal prices in the first half of 2020.
Cash operating costs per ounce sold decreased to $1,078 in 2020 from $1,286 in 2019 and to $1,166 in Q4 2020 from $1,331 in Q4 2019. Decreases in both periods were the result of increased production and were partly offset by lower base metal prices, which reduce cash operating costs as by-product credits.
AISC per ounce sold decreased to $1,541 in 2020 from $1,837 in 2019 and to $1,768 in Q4 2020 from $1,986 in Q4 2019. Decreases in both periods reflected the decrease in cash operating costs per ounce sold. Sustaining capital expenditure of $20.2 million in 2020 remained consistent with the prior year and included $5.5 in Q4 2020, primarily relating to underground development and mine equipment. Growth capital expenditure of $8.4 million in 2020 included processing upgrades to expand capacity to 460kt per annum.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Stratoni

Operating Data	3 months ended December 31,		12 months ended December 31,
	2020	2019	2020	2019
Tonnes milled	48,928	45,215	183,467	174,866
Lead head grade	5.8%	4.8%	5.5%	5.0%
Zinc head grade	9.6%	8.5%	9.6%	8.3%
Tonnes of concentrate produced	11,938	9,706	44,382	37,153
Tonnes of concentrate sold	9,250	9,668	41,253	39,840
Average realized concentrate price ($/t sold) (1)	$1,057	$1,089	$877	$1,193
Cash operating costs ($/t of concentrate sold)	$1,473	$1,423	$1,239	$1,331
Financial Data
Concentrate revenues	$9.8	$10.5	$36.2	$47.5
Depreciation and depletion	1.1	0.9	4.3	1.1
Loss from mining operations	(5.2)	(4.0)	(19.7)	(7.3)
Sustaining capital expenditures	$2.7	$4.5	$7.5	$9.3

(1)Average realized price includes mark to market adjustments.

Stratoni produced 44,382 tonnes of concentrate during 2020, an increase of 19% from 37,153 tonnes in 2019. The increase reflected higher processing volumes combined with higher average feed grades. Production of 11,938 tonnes of concentrate in Q4 2020 increased from 9,706 tonnes in Q4 2019, also the result of stronger throughput and higher average feed grades.
Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. A reduction in manpower was experienced from mid-March through June resulting from these measures and a temporary suspension of operations was also experienced in Q4 2020 due to limited workforce availability. These events did not significantly impact production in 2020.
Concentrate revenues decreased to $36.2 million in 2020 from $47.5 million in 2019 and to $9.8 million in Q4 2020 from $10.5 million in Q4 2019. Decreases in both periods were the result of lower average realized concentrate price, reflecting decreases in both lead and zinc prices during 2020, with some strengthening in Q4 2020.
Cash operating costs per tonne sold decreased to $1,239 in 2020 from $1,331 in 2019 primarily due to higher production volumes. The slight increase in cash operating costs per tonne sold to $1,473 in Q4 2020 from $1,423 in Q4 2019 resulted from the temporary suspensions of operations in the quarter, partly offset by increased throughput and average feed grades.
Sustaining capital expenditure of $7.5 million in 2020, including $2.7 million in Q4 2020, primarily included underground development and upgrades to the port facilities.
On September 29, 2020, a permit was received from the Greek Ministry of the Environment to conduct surface exploration drilling to test Stratoni targets for resource expansion. See additional detail in the section - Exploration and Evaluation.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Development Projects
Skouries – Greece
While Skouries continues to remain on care and maintenance pending a full re-start of construction, certain construction activities that were suspended in 2017, including construction of the mill building, pebble crusher and the flotation building, resumed in late 2019 to protect the plant assets. Capital expenditures totalled $2.6 million in 2020, including $0.8 million in Q4 2020. Spending on care and maintenance activities totalled $8.9 million in 2020, including $2.6 million in Q4 2020, and is included in mine standby costs.
Proactive steps taken at the project site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments.
In September 2019, we received electromechanical installation permit approvals from the Greek Ministry of Energy, Environment and Climate Change and in October 2019, we received approval for the Skouries building permit which allowed us to continue installation of the Skouries mill building and other production buildings. Additionally, consent to relocate an ancient mining furnace from the Skouries open pit area was received from the Central Archaeological Council in late 2019. Work to relocate the artifacts to a display area on the mine site was substantially completed in Q4 2020.
We are advancing several key pieces of technical work on the Skouries project, including additional engineering and feasibility-level updates to the capital cost estimate. An application for dry-stack tailings was submitted to the Ministry of Energy & Environment in late 2020 with approval expected once the Ministry has completed its review. We continue to evaluate financing options for Skouries. Following the re-start of construction, we expect to complete construction in approximately 2.5 years.
Perama Hill – Greece
Work was re-initiated on the project in 2019 which was largely on hold since 2014. Work was completed to update the economic models reflecting current construction and equipment costs along with mine planning with respect to updating operating costs and gold price. A project review continues to evaluate the site conditions and update project designs for changes in legislation, best practices and possible optimizations of the site and process. The permitting documentation is being reassessed and updated.
Certej Project – Romania
We continue to evaluate strategic options for the Certej and Bolcana projects which may include a potential sale or a partnership. The Certej mining concession was extended in January 2020 for an additional five years. Environmental monitoring continued at the site during the quarter and proactive steps taken in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. Spending totalled $5.0 million in 2020, including $0.9 million in Q4 2020, and is included in exploration and evaluation expenditure.
Tocantinzinho Project – Brazil
We are currently evaluating strategic options, which may include a full or partial sale, partnership or standalone listing, to maximize value for the Tocantinzinho Project, a non-core gold asset. In August 2019, an updated technical report was completed for Tocantinzinho with an effective date of June 21, 2019 and filed on SEDAR and EDGAR. Highlights of the study at an estimated gold price of $1,300 include an IRR of 13.4% and an NPV of $216 million at a 5% discount rate. At an estimated gold price of $1,800, IRR is 33.8% with an NPV of $812 million at a 5% discount rate. Capital expenditure totalled $2.0 million in 2020, including $0.7 million in Q4 2020.
Vila Nova – Brazil
In September 2020 we completed a sale of the Vila Nova iron ore mine, a non-core asset which had been placed on care and maintenance at the end of 2014 pending a recovery of iron ore prices. Cash proceeds were $10.0 million and a $2.5 million gain on sale was realized in Q3 2020. Spending totalled $0.7 million in 2020 and is included in mine standby costs.

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Exploration and Evaluation
Exploration and evaluation expenditures in 2020 were primarily related to brownfields resource expansion programs at our operations in Canada, Turkey and Greece, in addition to early-stage projects and project generation activities in Turkey and Eastern Canada.
Exploration and evaluation expenditures are expensed when they relate to the initial search for, or the delineation of, mineral deposits, or the evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.
In 2020, exploration and evaluation expense totalled $12.7 million relating primarily to Certej, Turkey and Lamaque, and included $3.1 million of expense in Q4 2020. $6.0 million was capitalized relating to resource expansion programs primarily at Lamaque, Efemcukuru and Olympias, including $2.3 million capitalized in Q4 2020. In 2020, we completed 80,540 metres of exploration drilling, of which 18,161 metres were completed in Q4 2020.
At Lamaque, 42,911 metres of drilling were completed in 2020, of which 7,880 metres were completed during Q4 2020, focused on resource expansion in the Triangle deposit and further defining the Ormaque zone. Approximately half of the drilling during 2020 was completed from surface and underground platforms at the Triangle mine, targeting expansions to the C6, C6 splays and C7 zones. Drilling at the Ormaque zone in 2020 (17,887 metres) focused on the eastern end of the mineralized system in the gap between previous drilling and the Fortune zone.
At Efemcukuru, 19,862 metres of drilling were completed in 2020, with 7,315 metres of drilling completed during Q4 2020 at the Kokarpinar and Bati vein systems targeting resource expansion potential along the margins of previously-defined mineralized shoots. Early-stage projects drilled during 2020 in Turkey included Bambal, Atalan, SHK and Hod Maden North, with 9,443 metres drilled during 2020 and 550 metres drilled during Q4 2020.
At the Stratoni mine, 2,883 metres of drilling were completed in 2020, with 301 metres of drilling completed during Q4 2020 targeting downdip extensions of the Mavres Petres orebody. On September 29, 2020, a permit was received from the Greek Ministry of the Environment to conduct surface exploration drilling in the Stratoni area to test targets for resource expansion. Surface drilling under this permit commenced in early December.
At the Bolcana project in Romania, 2,840 metres of drilling were completed in 2020, all during Q3 2020.
In February 2021, we announced maiden Inferred Mineral Resources for the Ormaque deposit totalling 2.6 million tonnes at a grade of 9.5 grams per tonne, for 803,000 ounces of contained gold. Over 60% of the resource is in the upper part of the deposit within 400 metres of surface. Most of the mineralized lenses are open laterally in one or more directions, and the deposit itself is open to the east, west and at depth. Drilling for the first half of 2021 will include infill holes within several of the upper lenses to confirm continuity of grade and thickness of the inferred resource, step-out holes targeting open extensions to these lenses, and wider step-out holes testing new lenses in areas adjacent to the deposit.

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities increased to $425.6 million in 2020 from $165.8 million in 2019, primarily a result of higher sales volume and a higher average realized gold price. Taxes paid of $87.9 million in 2020 primarily related to operations in Turkey and interest payments were $44.4 million, including $6.3 million of debt redemption premiums. The working capital change of $34.8 million in 2020 includes a $43.4 million increase in accounts payable primarily due to higher accruals for mining royalty tax in Turkey, and a $5.4 million increase in accounts receivable due to timing of sales.
Investing Activities
In 2020, we invested $190.9 million in capital expenditures on a cash basis, of which $94.3 million related to sustaining capital expenditures at gold mines primarily related to underground development, processing upgrades and equipment replacements and rebuilds. $75.5 million was invested in growth capital expenditures including $35.6 million of waste stripping at Kisladag, $4.6 million for the HPGR project at Kisladag, $3.7 million for construction of the Kisladag north leach pad, and $8.4 million for the decline at Lamaque.

Summary of Capital Expenditures	Q4 2020	Q4 2019	2020	2019
Kisladag	$16.3	$3.7	$43.9	$12.5
Lamaque (1)	10.5	2.7	23.2	27.7
Olympias	1.6	1.8	8.4	6.1
Growth capital expenditures	$28.4	$8.3	$75.5	$46.3

Kisladag	$6.5	$6.7	$20.1	$14.7
Lamaque	9.8	17.0	32.9	38.2
Efemcukuru (2)	7.3	10.3	20.9	25.9
Olympias (2)	5.4	7.2	20.3	20.1
Sustaining capital expenditures (2)	$29.0	$41.2	$94.3	$98.9

Lamaque	$1.1	$0.7	$3.6	$5.6
Efemcukuru	0.9	0.8	1.6	3.1
Olympias	0.3	0.4	0.8	0.6
Capitalized evaluation costs	$2.3	$2.0	$6.0	$9.3

Skouries	$0.8	$0.4	$2.6	$0.8
Stratoni	2.9	5.2	9.0	10.9
Tocantinzinho	0.7	0.8	2.0	3.5
Other projects	8.5	6.7	11.0	7.6
Total capital expenditures	$72.6	$64.6	$200.5	$177.3

Reconciliation to cash capital expenditures:
Capital accruals	($2.0)	$6.2	$1.7	$48.7
Lease and other non-monetary additions	(8.2)	(4.9)	(11.3)	(18.4)
Capitalized depreciation	—	(0.3)	—	(5.3)
Total cash capital expenditures	$62.4	$65.7	$190.9	$202.2

(1)Growth capital expenditure for Lamaque in the first half of 2019 is presented net of $12.2 million net proceeds from pre-commercial production sales prior to the commencement of commercial operations in April 2019, and does not include $3.8 million of interest that was capitalized in Q1 2019.
(2)Includes non-cash sustaining lease additions.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Financing Activities
On June 25, 2020, we completed a private placement of 384,616 common shares at a price of CDN $13.00 per share. The aggregate gross proceeds of CDN $5.0 million ($3.7 million) will be used to fund the initial stage of the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $0.45 per share to the closing market price of the Company’s common shares at the date of issue.
On September 30, 2020, we completed private placements of 435,324 common shares at a price of CDN $16.08 per share for proceeds of CDN $7.0 million; and 176,160 common shares at a price of CDN $17.03 for proceeds of CDN $3.0 million. The proceeds of CDN $7.0 million ($5.2 million) will be used to continue to fund the Lamaque decline project. The proceeds of CDN $3.0 million ($2.2 million) will be used to fund continued exploration at the Ormaque zone. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $2.03 and CDN $2.98, respectively, per share to the closing market price of the Company’s common shares at the date of issue.
On September 26, 2019, we established an at-the-market equity program (the "ATM Program") which allowed the issue of up to $125 million of common shares from treasury from time to time at prevailing market prices. As at December 31, 2020, 14,458,000 common shares were issued under the ATM Program at an average selling price of $8.65 per share. We received $82.1 million in cash from the ATM Program in the first half of 2020, including $6.5 million of cash transferred from the sales agent in early January 2020 for shares issued in late December 2019.
On June 5, 2019, we completed an offering of $300 million senior secured second lien notes at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019. The senior secured notes contain covenants that restrict, among other things, our ability to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. We are in compliance with these covenants at December 31, 2020. On August 31, 2020, we completed a redemption of $58.6 million of principal under the equity clawback provision of our senior secured notes. The payment was completed with proceeds from our ATM Program. On December 1, 2020, we completed a further redemption of $7.5 million of the principal amount of the senior secured notes based on flow-through shares issued in September 2020.
In May 2019, we executed a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA") which consists of a $200 million non-revolving term loan ("term loan") with six equal semi-annual payments commencing June 30, 2020 and a $250 million revolving credit facility with a maturity date of June 5, 2023. In 2020, we completed two scheduled repayments of $33.3 million each in June and December on the $200 million term loan.
The TARCA contains covenants that restrict, among other things, our ability to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum EBITDA to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). We are in compliance with these covenants at December 31, 2020.
Both the term loan and revolving credit facility bear interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. As at December 31, 2020 our current interest charges and fees are as follows: LIBOR plus margin of 2.25% on the term loan and any amounts drawn from the revolving credit facility; two thirds the applicable margin (1.50%) on non-financial letters of credit plus 0.37%, and 2.25% on financial letters of credit plus 0.37%, secured by the revolving credit facility, and 0.5625% standby fees on the available and undrawn portion of the revolving credit facility.
On March 30, 2020, we drew $150 million under the revolving credit facility as a proactive measure in light of the continued uncertainty surrounding the COVID-19 pandemic. This amount remains outstanding at December 31, 2020 and was reclassified to non-current debt reflecting the contractual maturity date of the revolving credit facility. We have no immediate plans for use of the funds, however, proceeds could be used for general corporate purposes as required. At this time, we intend to reduce the balance during 2021. Prior to the TARCA amendment described below, availability under the credit facility was also reduced by non-financial letters of credit issued against the facility as described in the section below.

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Capital Resources

	2020	2019
Cash, cash equivalents and term deposits	$511.0	$181.0
Working capital	504.2	205.9
Debt – long-term	$434.5	$413.1

At December 31, 2020, we had unrestricted cash and cash equivalents and term deposits of $511.0 million compared to $181.0 million at December 31, 2019. The increase includes the $150 million draw under the revolving credit facility as a proactive measure in light of the continued uncertainty surrounding the COVID-19 pandemic. We have no immediate plans for use of the funds, however, proceeds could be used for general corporate purposes as required. The increase also included $82.1 million of ATM Program proceeds received in the first half of 2020.
At December 31, 2020, we have $29.2 million available under our $250 million revolving credit facility. At December 31, 2020 we had outstanding EUR 57.6 million and CDN $0.4 million ($70.8 million) in non-financial letters of credit. The non-financial letters of credit were issued to secure certain obligations in connection with our operations and reduce availability under the revolving credit facility by corresponding amounts. In February 2021, the TARCA was amended such that the non-financial letters of credit no longer reduce credit availability under the revolving credit facility. A repayment of $11.1 million of principal on the Term loan was made in conjunction with this amendment. Following the amendment, credit availability under the facility is currently $100 million.
We believe that the working capital of $504.2 million as at December 31, 2020, together with future cash flows from operations and access to the increased remaining undrawn revolving credit facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
Contractual Obligations
Material contractual obligations as at December 31, 2020 are outlined below:

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt (1)	$66.7	$216.7	234.0	$0.0	$517.3
Purchase obligations	56.9	3.2	0.5	—	60.6
Lease commitments	13.3	9.1	3.6	9.8	35.8
Mineral properties	4.7	9.1	9.3	7.6	30.7
Asset retirement obligations	4.7	7.6	0.4	126.0	138.7
Totals	$146.2	$245.7	$247.7	$143.4	$783.0

(1)Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior secured notes and term loan. Debt obligations also include the March 30, 2020 draw of $150 million under the revolving credit facility that has been presented in the table above as repayable on June 5, 2023, based on the contractual maturity date of the revolving credit facility.
Purchase obligations relate primarily to operating costs at all mines and capital projects at Kisladag. Mineral properties refer to arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resources contained in that land. The table does not include interest on debt.
As at December 31, 2020 Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 28,000 dry metric tonnes of zinc concentrate, 4,500 dry metric tonnes of lead/silver concentrate, and 150,000 dry metric tonnes of gold concentrate, through the year ending December 31, 2021.

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
As at December 31, 2020, Tüprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tüprag”) had entered into off-take agreements pursuant to which Tüprag agreed to sell a total of 58,500 dry metric tonnes of gold concentrate through the year ending December 31, 2021.
In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd., a subsidiary of Wheaton Precious Metals (“Wheaton Precious Metals”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometers around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered based on the lesser of $3.90 and the prevailing market price per ounce, adjusted higher by 1% every year. The agreement was amended in October 2015 to provide for increases in the fixed price paid by Wheaton Precious Metals upon completion of certain expansion drilling milestones. 30,000 meters of expansion drilling was reached during the second quarter of 2020 and in accordance with the terms of the agreement, the fixed price has been adjusted by an additional $2.00 per ounce. Accordingly, the fixed price from August 3, 2020 is equal to $11.43 per ounce.
The Company operated a registered pension plan (“the Pension Plan”) and operates a Supplemental Pension Plan (“the SERP”), which are defined benefit pension plans in Canada. These plans, which were only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and are made at or in excess of minimum requirements prescribed by legislation. On December 13, 2019, the Company resolved to wind-up the Pension Plan and the SERP. During September 2020, the Pension Plan was settled through the purchase of an annuity on behalf of the members. No contributions were made to the Pension Plan and the SERP during 2020 (2019 – nil). The SERP’s defined benefit obligation has been measured as at December 31, 2020 based on the face value of the actual residual lump sum payments expected to be paid to members. The plan settlement has been measured based on market conditions as at December 31, 2020.
Based on current Turkish legislation, the Company pays annual royalties to the Government of Turkey on revenue less certain costs associated with ore haulage, mineral processing and related depreciation. Royalties are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Based on current Greek legislation, the Company pays royalties on revenue that are calculated on a sliding scale tied to international gold and base metal prices and the USD:EUR exchange rate.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Quarterly Results

	2020	2020	2020	2020	2019	2019	2019	2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue	$278.5	$287.6	$255.9	$204.7	$191.9	$172.3	$173.7	$80.0
Impairment charges (reversals), net of tax	—	—	—	—	(68.2)	—	(11.7)	—
Net earnings (loss) (1)	$22.8	$41.0	$45.6	($4.9)	$91.2	$4.2	$12.2	($27.0)
Net earnings (loss) per share (1)
- basic	0.13	0.24	0.27	(0.03)	0.57	0.03	0.08	(0.17)
- diluted	0.13	0.23	0.26	(0.03)	0.56	0.03	0.08	(0.17)

(1)Attributable to shareholders of the Company.

Revenue in Q1 though Q4 2020 benefited from an increase in the average realized gold price during these quarters amid continued economic uncertainty exacerbated by the COVID-19 pandemic commencing in March 2020. Revenue and net earnings in Q1 and Q2 2020 were negatively impacted by the COVID-19 pandemic, primarily from the temporary suspension of operations at Lamaque from March 25, 2020 to April 15, 2020.
Revenue and net earnings (loss) were impacted by delayed shipments of Efemcukuru concentrate in Q1 2019 that were completed in Q2 2019. This timing issue resulted in lower sales volumes in Q1 2019 and higher sales volumes in Q2 2019.
The commencement of commercial operations at Lamaque in Q2 2019 impacted both revenue and net earnings (loss) in the respective subsequent periods. The suspension of placement of new ore on the Kisladag heap leach pad negatively impacted revenue and net earnings in the second half of 2018 and in the first half of 2019.
Net earnings in Q2 2019 and Q4 2019 were positively impacted by impairment reversals relating to Vila Nova and Kisladag, respectively. Net earnings were negatively impacted in Q4 2020 by the $40.0 million non-cash write-down recorded on capital works in progress and in Q3 2020 by an incremental 25% increase to gold royalty rates in Turkey, announced in September 2020 and retroactive to January 1, 2020. Net earnings decreased by $3.2 million, net of tax, in Q3 2020 due to additional royalty expense recorded in that quarter to reflect the additional royalty cost associated with gold sales during the first six months of 2020.

Outstanding Share Information

Common Shares Outstanding (1)

- as of December 31, 2020	174,931,381
- as of February 25, 2021	174,931,381
Share purchase options - as of February 25, 2021 (Weighted average exercise price per share: Cdn$11.55)	4,899,790
(1)Includes treasury stock.

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019
Non-IFRS Measures
We have included certain non-IFRS measures in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Cash operating costs and cash operating costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We follow the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs. Cash operating costs per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. We disclose cash operating costs and cash operating costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q4 2020	Q4 2019	2020	2019
Production costs (1)	$117.0	$97.2	$445.2	$334.8
Stratoni production costs (2)	(13.8)	(13.7)	(51.6)	(53.8)
Production costs – excluding Stratoni	103.1	83.5	393.6	281.1
By-product credits	(15.1)	(6.0)	(52.2)	(39.3)
Royalty expense and production taxes	(14.4)	(3.7)	(46.7)	(13.7)
Cash operating costs	$73.6	$73.8	$294.7	$228.0
Gold ounces sold	137,523	118,902	526,406	374,902
Cash operating cost per ounce sold	$536	$621	$560	$608

(1)Includes inventory write-downs.
(2)Base metals production

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended December 31, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$24.8	($0.6)	$0.1	$0.6	$25.0	55,807	$447
Lamaque	24.2	(0.5)	0.1	(1.1)	22.7	44,990	503
Efemcukuru	11.5	(1.1)	1.8	0.1	12.3	24,956	493
Olympias	23.4	(12.8)	3.6	(0.5)	13.7	11,770	1,166
Total consolidated	$83.9	($15.1)	$5.6	($0.8)	$73.6	137,523	$536

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating costs and Cash Operating Cost per ounce sold, by asset, for the year ended December 31, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$96.6	($2.2)	$0.6	$7.3	$102.3	226,895	$451
Lamaque	77.0	(1.2)	0.2	(1.8)	74.2	142,269	522
Efemcukuru	46.1	(4.0)	12.1	0.4	54.7	98,340	556
Olympias	87.2	(44.8)	16.7	4.4	63.5	58,902	1,078
Total Consolidated	$306.9	($52.2)	$29.6	$10.3	$294.7	526,406	$560

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended December 31, 2019:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$26.0	($0.4)	$0.1	($4.9)	$20.9	49,529	$421
Lamaque	19.5	(0.2)	—	1.4	20.7	31,293	663
Efemcukuru	12.8	(0.7)	3.6	(0.1)	15.5	25,530	608
Olympias	23.4	(4.7)	3.6	(5.5)	16.7	12,550	1,331
Total consolidated	$81.7	($6.0)	$7.3	($9.2)	$73.8	118,902	$621

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Reconciliation of Cash Operating costs and Cash Operating Cost per ounce sold, by asset, for the year ended December 31, 2019:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$90.9	($1.2)	$0.4	($29.8)	$60.3	138,737	$435
Lamaque (2)	51.3	(0.5)	0.1	(2.6)	48.3	86,745	556
Efemcukuru	49.4	(2.8)	15.0	1.7	63.3	105,752	599
Olympias	74.1	(34.8)	11.3	5.6	56.2	43,668	1,286
Total Consolidated	$265.7	($39.3)	$26.8	($25.2)	$228.0	374,902	$608

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold. The significant negative change related to Kisladag reflects mining, crushing and stacking costs that were allocated to heap leach inventory in the period and will be expensed in future periods when the related ounces are recovered and sold.
(2)Excludes ounces sold and associated costs for pre-commercial production sales.

Total Cash Costs, Total Cash Costs per ounce sold
Total cash costs and total cash costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We define total cash costs as the sum of cash operating costs (as defined and calculated above) and royalties and production taxes. Total cash costs per ounce sold is based on ounces sold and is calculated by dividing total cash costs by volume of gold ounces sold. We disclose total cash costs and total cash costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Total cash costs and total cash costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q4 2020	Q4 2019	2020	2019
Cash operating costs	$73.6	$73.8	$294.7	$228.0
Royalties and production taxes (1)	14.4	3.7	46.7	13.7
Total cash costs	$88.1	$77.6	$341.4	$241.7
Gold ounces sold	137,523	118,902	526,406	374,902
Total cash costs per ounce sold	$640	$652	$649	$645
(1)Royalties and production taxes in 2020 were negatively impacted by an incremental 25% increase to gold royalty rates in Turkey, announced in September 2020 and retroactive in January 1, 2020.

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
AISC and AISC per ounce sold are non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, our definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined and calculated above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation.
As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.
AISC per ounce sold is based on ounces sold and is calculated by dividing AISC by volume of gold ounces sold.
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q4 2020	Q4 2019	2020	2019 (1)
Total cash costs	$88.1	$77.6	$341.4	$241.7
Corporate and allocated G&A	10.1	8.2	35.7	34.2
Exploration and evaluation costs	2.8	3.8	8.3	9.5
Reclamation costs and amortization	1.9	1.3	7.0	4.6
Sustaining capital expenditure	29.1	41.1	92.5	97.4
AISC	$131.9	$132.0	$484.9	$387.5
Gold ounces sold	137,523	118,902	526,406	374,902
AISC per ounce sold	$959	$1,110	$921	$1,034

(1)Excludes ounces sold and associated costs for pre-commercial production sales at Lamaque (Q1 2019).

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended December 31, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$25.0	$8.5	$33.5	$—	$—	$0.9	$6.5	$40.9	55,807	$732
Lamaque	22.7	0.9	23.5	—	1.7	0.4	9.8	35.5	44,990	789
Efemcukuru	12.3	4.0	16.3	—	0.9	0.2	7.3	24.7	24,956	989
Olympias	13.7	1.0	14.8	—	0.3	0.3	5.5	20.8	11,770	1,768
Corporate (1)	—	—	—	10.1	—	—	—	10.1	—	73
Total consolidated	$73.6	$14.4	$88.1	$10.1	$2.8	$1.9	$29.1	$131.9	137,523	$959

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the year ended December 31, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$102.3	$24.9	$127.1	$—	$—	$3.3	$20.1	$150.6	226,895	$664
Lamaque	74.2	2.9	77.1	—	6.0	1.6	32.9	117.6	142,269	827
Efemcukuru	54.7	13.9	68.6	—	1.6	1.0	19.1	90.3	98,340	918
Olympias	63.5	5.1	68.6	—	0.8	1.2	20.2	90.8	58,902	1,541
Corporate (1)	—	—	—	35.6	—	—	—	35.6	—	68
Total consolidated	$294.7	$46.7	$341.4	$35.7	$8.3	$7.0	$92.5	$484.9	526,406	$921

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended December 31, 2019:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$20.9	$2.1	$23.0	$0.1	$—	$0.8	$6.7	$30.5	49,529	$616
Lamaque	20.7	0.4	21.2	—	1.6	0.1	17.0	39.8	31,293	1,273
Efemcukuru	15.5	0.9	16.4	—	1.8	0.2	10.2	28.6	25,530	1,122
Olympias	16.7	0.3	17.0	—	0.4	0.3	7.2	24.9	12,550	1,986
Corporate (1)	—	—	—	8.1	—	—	—	8.1	—	68
Total consolidated	$73.8	$3.7	$77.6	$8.2	$3.8	$1.3	$41.1	$132.0	118,902	$1,110

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the year ended December 31, 2019:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$60.3	$4.7	$65.0	$0.2	$—	$2.3	$14.7	$82.3	138,737	$593
Lamaque (1)	48.3	2.0	50.2	—	4.9	0.2	38.2	93.5	86,745	1,078
Efemcukuru	63.3	4.8	68.1	0.1	4.0	0.9	24.5	97.6	105,752	923
Olympias	56.2	2.2	58.4	—	0.6	1.2	20.1	80.2	43,668	1,837
Corporate (2)	—	—	—	33.9	—	—	—	33.9	—	90
Total consolidated	$228.0	$13.7	$241.7	$34.2	$9.5	$4.6	$97.4	$387.5	374,902	$1,034

(1)Excludes ounces sold and associated cash operating costs for pre-commercial production sales. Royalties, exploration costs and sustaining capital have also been adjusted to exclude a portion attributed to pre-commercial production sales in the period.
(2)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

35

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q4 2020	Q4 2019	2020	2019
General and administrative expenses (from consolidated statement of operations)	$7.5	$6.5	$28.6	$29.2
Add:
Share based payments expense	3.4	2.3	10.7	10.4
Employee benefit pension plan expense from corporate and operating gold mines	0.9	1.2	2.8	2.7
Less:
General and administrative expenses related to non-gold mines and in-country offices	0.1	(0.3)	(0.4)	(1.9)
Depreciation in G&A	(0.5)	(0.5)	(2.1)	(2.2)
Business development	(0.9)	(0.3)	(2.5)	(1.7)
Development projects	(0.5)	(0.7)	(1.4)	(2.6)
Adjusted corporate general and administrative expenses	$10.1	$8.1	$35.6	$33.9
Regional general and administrative costs allocated to gold mines	—	0.1	0.1	0.3
Corporate and allocated general and administrative expenses per AISC	$10.1	$8.2	$35.7	$34.2

Reconciliation of exploration costs included in All-in Sustaining Costs:

	Q4 2020	Q4 2019	2020	2019
Exploration and evaluation expense (from consolidated statement of operations)	$3.1	$4.0	$12.7	$14.6
Add:
Capitalized evaluation cost related to gold mines (1)	2.2	2.0	6.0	7.2
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(2.5)	(2.1)	(10.3)	(12.3)
Exploration costs per AISC	$2.8	$3.8	$8.3	$9.5

(1)Capitalized evaluation costs at Lamaque have been adjusted to exclude a portion attributed to pre-commercial production sales in 2019.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q4 2020	Q4 2019	2020	2019
Asset retirement obligation accretion (from notes to the consolidated financial statements)	$0.5	$0.6	$1.9	$2.5
Add:
Depreciation related to asset retirement obligation assets	1.5	0.9	5.6	2.9
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.1)	(0.2)	(0.6)	(0.8)
Reclamation costs and amortization per AISC	$1.9	$1.3	$7.0	$4.6

36

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Sustaining and Growth Capital
Sustaining capital and growth capital are non-IFRS measures. We define sustaining capital as capital required to maintain current operations at existing levels. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines. Sustaining capital also excludes capitalized interest. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Reconciliation of Sustaining Capital and Growth Capital:

	Q4 2020	Q4 2019	2020	2019
Additions to property, plant and equipment (from segment note in the consolidated financial statements)	$72.7	$64.6	$200.5	$181.1
Growth and development project capital expenditure	(32.2)	(16.2)	(85.0)	(58.2)
Capitalized evaluation expenditure	(2.5)	(2.7)	(7.4)	(10.9)
Sustaining capital expenditure Stratoni (1)	(2.7)	(4.5)	(7.5)	(9.3)
Sustaining capital expenditure equipment leases (2)	(0.1)	(0.1)	(2.0)	(1.5)
Corporate leases	(6.2)	—	(6.2)	—
Capitalized interest	—	—	—	(3.8)
Sustaining capital expenditure at operating gold mines	$29.0	$41.1	$92.4	$97.4

(1)Base metals production.
(2)Non-cash sustaining equipment leases.

Average Realized Gold Price per ounce sold
In the gold mining industry, average realized gold price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue. Average realized gold price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total gold revenues realized in a period from current operations.
Average realized gold price per ounce sold is reconciled for the periods presented as follows:

	Q4 2020	Q4 2019	2020	2019
Revenue	$278.5	$191.9	$1,026.7	$617.8
Less non-gold revenue	($24.8)	($16.5)	($88.4)	($86.9)
Gold revenue	$253.7	$175.4	$938.3	$530.9
Gold oz sold	137,523	118,902	526,406	374,902
Average realized gold price per ounce sold	$1,845	$1,475	$1,783	$1,416

37

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Adjusted Net Earnings Attributable to Shareholders
Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including impairment adjustments and reversals; asset write-downs; foreign exchange on deferred tax balances; changes in tax rates; gain (loss) on embedded derivatives; transaction costs; executive severance costs; gain (loss) on sale of securities, and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings(loss) per share. In prior periods, net earnings was also adjusted to exclude gain (loss) on disposal of assets in the normal course and write-down of inventory. These items are no longer excluded as they are considered to occur from time to time in the normal course of operations. Adjusted net earnings and adjusted net earnings per share in 2019 has been adjusted to conform with presentation in subsequent periods.
Reconciliation of Net Earnings attributable to shareholders of the Company to Adjusted Net Earnings attributable to shareholders of the Company:

	Q4 2020	Q4 2019	2020	2019
Net earnings attributable to shareholders of the Company	$22.8	$91.2	$104.5	$80.6
Write-down of assets (1)	43.4	6.3	43.4	6.3
Impairment reversal of property, plant and equipment, net of tax	—	(68.2)	—	(79.9)
Loss (gain) on foreign exchange translation of deferred tax balances	(7.2)	1.6	16.3	10.4
Finance costs relating to partial debt redemption	0.7	—	8.6	—
Gain on redemption option derivative	(1.8)	(4.2)	(1.8)	(4.2)
Gain on sale of Vila Nova	—	—	(2.5)	—
Lamaque standby costs, net of tax (2)	—	—	2.3	—
Gain on royalty sale (3)	—	—	—	(8.1)
Gain on deferred tax due to changes in Greek tax rate	—	(7.2)	—	(7.2)
Transaction costs (4)	—	—	—	3.6
Other non-recurring items (5)	—	—	—	1.1
Total adjusted net earnings (6)	$58.0	$19.3	$170.9	$2.4
Weighted average shares outstanding	174,710	158,404	171,047	158,856
Adjusted net earnings per share ($/share)	$0.33	$0.12	$1.00	$0.02

(1)Non-recurring write-downs in Q4 2020 include a $40.0 million write-down of capital works in progress and a $3.4 million VAT provision associated with the write-down. Q4 2019 included assets at Stratoni as well as assets damaged by flooding at Skouries and Olympias.
(2)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque to address the COVID-19 pandemic are presented net of tax.
(3)An $8.1 million gain on the sale of a net smelter royalty held on a property in Turkey was recognized in Q2 2019.
(4)$3.6 million of unamortized transaction costs relating to the debt redeemed in June 2019 were expensed in full in Q2 2019.
(5)Other non-recurring items in 2019 include severance costs.
(6)Q4 2019 and 2019 have been adjusted to conform with 2020 presentation by excluding adjustments relating to normal course gains or losses on disposal of assets (Q4: $0.2 million gain, YTD: $0.6 million loss) and inventory write-downs (Q4: $1.2 million, YTD: $2.5 million). Adjusted net earnings as originally presented in Q4 2019 were $20.3 million and for 2019 were $5.6 million.

38

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
EBITDA, Adjusted EBITDA
EBITDA from continuing operations represents net earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA includes net pre-commercial production proceeds and removes the impact of impairments or reversals of impairments, severance costs and other non-cash expenses or recoveries. In addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and therefore are not necessarily indicative of operating earnings or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.
Reconciliation of Net Earnings (Loss) before tax to EBITDA and Adjusted EBITDA:

	Q4 2020	Q4 2019	2020	2019
Earnings before income tax	$16.2	$98.6	$176.5	$113.5
Depreciation, depletion and amortization (1)	70.9	52.4	248.8	155.3
Interest income	(0.3)	(0.4)	(2.1)	(2.8)
Finance costs	8.4	8.0	50.9	45.3
EBITDA	$95.1	$158.7	$474.2	$311.3
Write-down of assets (2)	43.4	6.3	43.4	6.3
Reversal of impairment of mining interests	—	(85.2)	—	(96.9)
Share-based payments	3.4	2.3	10.7	10.4
(Gain) loss on disposal of assets	2.2	(1.7)	5.0	(0.7)
Gain on disposal of Vila Nova	—	—	(2.5)	—
Lamaque standby costs (3)	—	—	3.1	—
Proceeds on pre-commercial production sales, net	—	—	—	12.2
Gain on royalty sale (4)	—	—	—	(8.1)
Severance costs	—	—	—	1.1
Adjusted EBITDA	$144.2	$80.3	$534.0	$235.6

(1)Includes depreciation within general and administrative expenses.
(2)Non cash write-downs in Q4 2020 include a $40.0 million write-down of capital works in progress and a $3.4 million VAT provision associated with the write-down. Q4 2019 included assets at Stratoni as well as assets damaged by flooding at Skouries and Olympias
(3)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque to address the COVID-19 pandemic.
(4)An $8.1 million gain on the sale of a net smelter royalty held on a property in Turkey was recognized in Q2 2019.

39

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Free Cash Flow
Free cash flow is a non-IFRS measure. We believe it is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We define free cash flow as cash generated by (used in) operating activities, less cash used in investing activities before increases or decreases in cash from term deposits or restricted cash. Changes in cash balances relating to term deposits or restricted cash are not considered to be representative of our ability to generate cash.

	Q4 2020	Q4 2019	2020	2019
Cash generated by operating activities	$107.3	$64.2	$425.6	$165.8
Less: Cash used in investing activities	(64.8)	(57.0)	(244.2)	(188.9)
Add back: Increase (decrease) in term deposits	5.7	(1.6)	55.8	(3.4)
Add back: Increase (decrease) in restricted cash	0.1	(0.2)	(1.0)	(10.6)
Free Cash Flow	$48.4	$5.5	$236.2	($37.1)

Working Capital
Working capital is a non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital does not include assets held for sale and liabilities associated with assets held for sale. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.
Working capital for the periods highlighted is as follows:

	As at December 31, 2020	As at December 31, 2019
Current assets, excluding assets held for sale	$766.2	$423.4
Current liabilities, excluding liabilities held for sale	262.0	217.5
Working capital	$504.2	$205.9

Cash Flow from Operations before Changes in Working Capital
The Company uses cash flow from operations (or operating activities) before changes in non-cash working capital to supplement its consolidated financial statements and exclude the period to period movement of non-cash working capital items, such as accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. The Company believes this provides an alternative indication of its cash flow from operations and may be meaningful to investors in evaluating its past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which is calculated in accordance with IFRS.

40

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Managing Risk
Eldorado is involved in the exploration, discovery, acquisition, financing, development, production, reclamation and operation of mining properties. The Company faces a number of risks and uncertainties which could have a material adverse effect on its business, results of operations, financial condition and the Eldorado Gold share price.
Management monitors risk using a risk management review process. Management prepares a risk assessment report every quarter outlining the operational and financial risks. The Board reviews the report to evaluate and assess the risks that the Company is exposed to in various markets, and discusses the steps management takes to manage and mitigate them.
For more extensive discussion on risks and uncertainties refer to the Company’s current Annual Information Form ("AIF") for the year ended December 31, 2019, and those to be set out in the Company's AIF to be filed for the year ended December 31, 2020, for additional information regarding these risks and other risks and uncertainties in respect of the Company's business and share price.
The risks described below are not the only risks and uncertainties that the Company faces. Although the Company has done its best to identify the risks to its business, there is no assurance that it has captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that the Company currently does not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in the Company's forward-looking information, which could materially affect the Company's business, results of operations, financial condition and the Eldorado Gold share price.
Risks and uncertainties have been set out in the order of priority the Company believes is appropriate. Accordingly, this risks section should be reviewed in its entirety.
COVID-19 and Liquidity Risk
Our business could be significantly adversely affected by the effects of any widespread global outbreak of contagious diseases. A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and likely impact operating results. In particular, the recent outbreak of COVID-19 has had a negative impact on global financial conditions. We cannot accurately predict the impact COVID-19 will have on our operations, the fair value of our assets, our ability to obtain financing, third parties’ ability to meet their obligations with us, the length of travel and quarantine restrictions imposed by governments of the countries in which we operate as well as uncertainties relating to the severity of the disease and the duration of the outbreak.
On March 30, 2020, we drew $150 million under the revolving credit facility and continue to hold these funds as a proactive measure in light of the continued uncertainty surrounding the COVID-19 pandemic. We have no immediate plans for use of the funds, however, proceeds could be used for general corporate purposes as required. At this time, we intend to reduce the balance during 2021.
In accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province, we temporarily ceased mining and processing activities at Lamaque from March 25, 2020 to April 15, 2020. During this period we ramped down activity and maintained only essential personnel on site responsible for maintaining appropriate health, safety, security and environmental systems. In the event that the prevalence of COVID-19 continues to increase (or fears in respect of COVID-19 continue to increase), governments, including those beyond the Province of Quebec, may continue to increase regulations and restrictions regarding the flow of labour or products, and travel bans, and our operations, suppliers, customers and distribution channels, and the ability to advance our projects, could be significantly adversely affected.
Isolated cases of COVID-19 infections were experienced at mine sites in the year and in each case, employees and contractors at risk of exposure were identified, quarantined and tested for COVID-19 in accordance with our protocols. These isolated cases did not result in significant disruptions to production and our mines are currently fully operational. Should there be additional cases of our employees or contractors becoming infected with COVID-19 or similar pathogens, it could have a material negative impact on our operations and prospects.

41

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
We have implemented what we believe to be the necessary processes, policies and controls in each of our jurisdictions in which we operate in order to adequately respond to developments relating to COVID-19, including to further protect the health and safety of our workforce, their families and neighboring communities. However, with the uncertainties surrounding the rapid development and the resulting implications globally, there is no assurance that any policies and procedures that have been or that may be put in place will mitigate the risks or that they will not cause us to experience less favourable economic and health and safety outcomes.
Geopolitical Climate
Many of our operations are located in foreign jurisdictions, and are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:
•changing political conditions, geopolitical environment or governments;
•expropriation;
•timely receipt of necessary permits and authorizations;
•renegotiation or nullification of existing rights, concessions, licences, permits and contracts;
•restrictions on foreign exchange, currency controls and repatriation of capital and profits;
•mobility restrictions for personnel and contractors;
•availability of procedural rights and remedies;
•reliability of judicial recourse;
•operation of the rule of law;
•labour unrest;
•extreme fluctuations in currency exchange rates;
•high rates of inflation;
•civil unrest or risk of civil war;
•changes in law or regulation (including in respect of taxation and royalties);
•changes in policies (including in respect of monetary and permitting);
•terrorism;
•activism;
•hostage taking;
•military repression; and
•illegal mining.
The occurrence of any of these risks in the countries in which we operate could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We have two producing mines that are located in Turkey, which continues to experience heightened levels of political and economic instability partially due to regional geopolitical instability. Our operations have experienced no significant disruptions due to this instability and continue to operate under normal business conditions. However, there can be no assurance that the instability will not worsen, which may negatively affect our current and future operations in Turkey and may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We also have two operating mines and two development projects in Greece. Over the past number of years, the Greek economy experienced a significant downturn following the global financial crisis in 2008 and 2009. The state of the Greek economy raised concerns about the risks of Greece defaulting on its debt and/or exiting from the EU. Most recently, Greece has progressed its performance economically, including its ability to once again borrow

42

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020 money in the bond markets and elsewhere. However, there is no assurance that the economic situation will not deteriorate or that Greece does not further adopt legal, regulatory or policy changes, which may negatively affect our current and future operations and plans in Greece and may have a material adverse effect on our business, results of operations, financial condition and share price.
In addition, we have experienced significant delays in the timely receipt of necessary permits and authorizations from the Greek State in order to advance operations in Greece, including in respect of Skouries causing it to continue to be on care and maintenance. Following the 2019 Greek Parliamentary elections, Eldorado Gold initiated talks with the newly established government. Discussions have continued and on February 5, 2021, we entered into the Agreement with the Hellenic Republic to govern the further development, construction and operation of the Skouries project and the Olympias and Stratoni mines, which provides a modernized legal and financial framework to allow for the advancement of our investment in these assets. The Agreement has been formally submitted to the Greek parliament for ratification, with a vote expected to take place in an upcoming parliamentary session. The amendments to the Transfer Agreement set out in the Amended Investment Agreement will take effect once published in the Greek Government Gazette, which follows parliamentary ratification. However, there can be no assurance whether such ratification will occur and if it does not, whether an alternate acceptable investment framework for the Company’s Greek assets will follow, which will negatively affect our current and future operations and plans in Greece and may have a material adverse effect on our business, results of operations, financial condition and share price.
Community Relations and Social License
Maintaining a positive relationship with the communities in which we operate is critical to continuing the successful operation of our existing mines as well as the construction and development of existing and new projects. Community support is a key component of a successful mining project or operation.
As a mining company, we may be expected to come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which we operate) benefit and will continue to benefit from our commercial activities, and / or that we operate in a manner that will mitigate any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development and exploration projects, which could materially adversely affect our business, results of operations, financial condition and the Eldorado Gold share price.
Community relations are impacted by a number of factors, both within and outside of our control. Relations may be strained or social license lost by poor performance by the Company in areas such as health and safety, environmental impacts from the mine, increased traffic or noise, and other factors related to communications and interactions with various stakeholder groups. External factors such as press scrutiny or other distributed information about Eldorado specifically or extractive industries generally from media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward the Company and its operations.
Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work on the Company’s operations, and potentially pose a security threat to employees or equipment. Social license may also impact our permitting ability, Company reputation and our ability to build positive community relationships in exploration areas or around newly acquired properties.
Erosion of social license or activities of third parties seeking to call into question social license may have the effect of slowing down the development of new projects and potentially may increase the cost of constructing and operating these projects. Productivity may be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship between Eldorado and the surrounding communities. We seek to mitigate these risks through our commitment to operating in a socially responsible manner; however, there is no guarantee that our efforts in this respect will mitigate these risks.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Natural Phenomena
a.Climate Change
We recognize that climate change is an international and community concern, which may affect our business and operations directly or indirectly. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to equipment and personnel. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. The mining industry as a significant emitter of greenhouse gas emissions is particularly exposed to these regulations. Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation will not have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Extreme weather events (such as prolonged drought or freezing, increased flooding, increased periods of precipitation and increased frequency and intensity of storms) have the potential to disrupt our operations and the transport routes we use. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions could result in interruption to production which may adversely affect our business results of operations, financial condition and the Eldorado Gold share price. Our facilities depend on regular and steady supplies of consumables (water, diesel fuel, reagents etc.) to operate efficiently. Our operations also rely on the availability of energy from public power grids, which may be put under stress due to increased temperatures, or face service interruptions due to more extreme weather and climate events. Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption to the delivery of essential commodities or our product, or otherwise effect the availability of essential commodities, or affect the prices of these commodities, then our production efficiency may be reduced which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
b.Health effects
We operate in a range of environments and our employees, contractors and suppliers are at risk of injury from our operations as well as disease or natural disasters, such as COVID 19. Heat related health risks such as exhaustion or exposure to hot climate diseases may become more common. If our workforce is affected by high incidence of injury or the occurrence of disease or natural disasters, including COVID 19, the facilities and treatments may not be available in the jurisdictions in which we operate to the same standard that one would expect in Canada, which could have an effect on the availability of sufficient personnel to run our operations. This could result in a period of downtime or we may be subject to an order to cease operations, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Eldorado relies on global supply chains for the supply of raw materials and the sale of concentrates into the market. Any health effects, such as COVID 19, that shuts down countries’ ports and infrastructure may affect our ability to obtain key materials for the operation of our facilities, and may also affect our ability to sell products into certain countries. If these health effects are more local, then we may have problems operating our facilities due to limitations on movement of our personnel or due to illness. Any of the above may affect our operations, financial condition and the Eldorado Gold share price.
c.Social Effects
Climate change is perceived as a threat to communities and governments globally. Stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources (hydrocarbons, water etc.). This may attract social and reputational attention towards operations, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Liquidity and Financing Risk
Liquidity risk is the risk that the Company cannot meet its planned and foreseeable commitments, including operating and capital expenditure requirements. We may be exposed to liquidity risks if we cannot maintain our cash positions, cash flows or mineral asset base, or appropriate financing is not available on terms satisfactory to

44

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
us. In addition, we may be unable to secure loans and other credit facilities, including maintaining or renewing our Note Indenture and Secured Credit Facility, in the future, and on terms we believe are favorable.
The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. Management uses a rigorous planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans.
Management believes that the working capital at December 31, 2020, together with future cash flows from operations and access to the increased undrawn revolving credit facility, if required, are sufficient to support the Company's planned and foreseeable commitments for the next twelve months. However, if planning and budgeting is materially different to that forecasted, or financing, if required, is not available to the Company on terms satisfactory to meet these material changes to planning or budgeting, then this may adversely affect the ability of the Company to meet its financial obligations and operational and development plans.
Costs of Development Projects
Substantial expenditures are required to establish proven and probable mineral reserves, determine the optimal metallurgical process to extract the metals from the ore and to plan and build mining and processing facilities for new properties. Once we have found ore in sufficient quantities and grades to be considered economic for extraction, then metallurgical testing is required to determine whether the metals can be extracted economically. There may be associated metals or minerals that make the extraction process more difficult. This would include graphite-bearing minerals if we are trying to extract using cyanide and carbon to recover the gold. There may be minerals that behave like the precious metals that we are trying to recover that make the downstream metallurgical process more difficult. For instance, arsenic is often associated with gold, but requires a special process to be used in the smelter, which increases the treatment cost, or requires that the smelter uses blending of the high arsenic material with other lower arsenic materials to complete the smelting process. Any of these instances may result in us having problems in developing a process that will allow us to extract the ore economically. Alternatively, the ore may not be as valuable as we anticipate due to the lower recoveries received or the penalties associated with extraction of deleterious materials that are sold as part of the saleable product.
The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are dependent on obtaining the governmental approvals necessary for the operation of a project, and the timeline to obtain these government approvals is often beyond our control.
It is not unusual in the mining industry for mining operations to experience unexpected problems during the start-up phase of a mine, resulting in delays and requiring more capital than anticipated. Because of the substantial expenditures involved in development projects, developments are prone to material cost overruns.
Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible and there is no assurance that any of our development projects will become producing mines.
Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing. Economic feasibility is based on several factors, including:
•estimated mineral reserves;
•anticipated metallurgical recoveries;
•environmental considerations and permitting;
•future gold prices;
•anticipated capital and operating costs for the projects; and
•timely execution of development plan.

45

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Development projects have no operating history to base estimated future production and cash operating costs on. With development projects in particular, estimates of proven and probable mineral reserves and cash operating costs are largely based on:
•interpreting the geologic data obtained from drill holes and other sampling techniques;
•feasibility studies that derive estimated cash operating costs based on:
•the expected tonnage and grades of ore to be mined and processed;
•the configuration of the ore body;
•expected recovery rates of gold from the ore;
•estimated operating costs; and
•anticipated climate conditions and other factors.
It is therefore possible that actual cash operating costs and economic returns will differ significantly from what we estimated for a project before starting production.
It is not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays can often happen when production begins. In the past, we have adjusted our estimates based on changes to our assumptions and actual results. There is no guarantee that such adjustments will alleviate the effects of such delays or problems. There is no assurance that the profitability or economic feasibility of a project will not be adversely affected by factors beyond our control.
Our production, capital and operating cost estimates for development projects are based on certain assumptions. We use these estimates to establish our mineral reserve estimates but our cost estimates are subject to significant uncertainty as described above. Actual results for our projects will likely differ from current estimates and assumptions, and these differences can be material. The experience we gain from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below our current estimates, or increase our estimated capital or operating costs.
If actual results fall below our current estimates, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Indebtedness and Financing
As at December 31, 2020, the Company has approximately $501 million in total debt. However, if the Company is unable to retire debt as expected, maintenance of substantial levels of debt could adversely affect the business, results of operations, financial condition, the Eldorado Gold share price, and the flexibility to take advantage of corporate opportunities.
Long term indebtedness could have important consequences, including:
•limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;
•requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;
•increasing our vulnerability to general adverse economic and industry conditions;
•limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
•placing us at a disadvantage compared to other, less leveraged competitors;
•increasing our cost of borrowing; and
•putting us at risk of default if we do not service or repay this debt in accordance with applicable covenants.

46

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
While neither our articles nor our by-laws limit the amount of indebtedness that we may incur, the level of our indebtedness under the senior secured notes and term loan from time to time could impair our ability to obtain additional financing in the future on a timely basis, or at all, and to take advantage of business opportunities that may arise, thereby potentially limiting our operational flexibility as well as our financial flexibility.
a.Current and future operating restrictions
Our senior secured notes and term loan contain certain restrictive covenants that impose significant operating and financial restrictions on us. In some circumstances, the restrictive covenants may limit our operating flexibility and our ability to engage in actions that may be in our long-term best interest, including, among other things, restrictions on our ability to:
•incur additional indebtedness and guarantee indebtedness;
•pay dividends or make other distributions or repurchase or redeem our capital stock;
•prepay, redeem or repurchase certain debt;
•make loans and investments;
•sell, transfer or otherwise dispose of assets;
•incur or permit to exist certain liens;
•enter into transactions with affiliates;
•undertake certain acquisitions;
•complete certain corporate changes;
•enter into certain hedging arrangements;
•enter into agreements restricting our subsidiaries’ ability to pay dividends; and
•consolidate, amalgamate, merge or sell all or substantially all of our assets.
In addition, the restrictive covenants in our Senior Credit Facility contain certain restrictions on us and require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make acquisitions, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in our business or the economy in general, or otherwise take advantage of business opportunities that may arise, any of which could place us at a competitive disadvantage relative to our competitors that may have less debt and are not subject to such restrictions. Failure to meet these conditions and tests could constitute events of default thereunder.
b.Change of Control
Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding Notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. Additionally, under our Senior Credit Facility, a change of control (as defined therein) will constitute an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and terminate their commitments to lend.
The source of funds for any purchase of the Notes and repayment of borrowings under our Senior Credit Facility would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the Notes upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any of our other indebtedness that may become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the Notes may be limited by law. In order to avoid the obligations to repurchase the Notes and events of default and potential breaches of our Senior Credit Facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

47

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Environmental
Although we monitor our sites for potential environmental hazards, there is no assurance that we have detected, or can detect all possible risks to the environment arising from our business and operations. We expend significant resources to comply with environmental laws, regulations and permitting requirements, and we expect to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There is no assurance that:
•we have been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;
•our compliance will not be challenged; or
•the costs of compliance will be economic and will not materially or adversely affect our future cash flow, results of operations and financial condition.
We may be subject to proceedings in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, we could suffer delays or impediments to or suspension of development and construction of our projects and operations and, even if we are ultimately successful, we may not be compensated for the losses resulting from any such proceedings or delays.
There may be existing environmental hazards, contamination or damage at our mines or projects that we are unaware of. We may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by our activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable.
Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of our properties and other penalties and liabilities related to associated losses, including, but not limited to:
•monetary penalties (including fines);
•restrictions on or suspension of our activities;
•loss of our rights, permits and property, including loss of our ability to operate in that country or generally;
•completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
•premature reclamation of our operating sites; and
•seizure of funds or forfeiture of bonds.
The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Mining companies also face inherent risks in their operations with respect to tailings dams and structures built for the containment of the metals and mining waste, known as tailings, which exposes us to certain risks. Unexpected failure of tailings dams may release muddy tailings downstream, flood communities and cause extensive environmental damage to the surrounding area. Dam failures could result in the immediate suspension of mining operations by government authorities and cause significant expenses, write off of material assets and recognize provisions for remediation, which affect the balance sheet and income statement.
The unexpected failure of one of our tailings dams could subject us to any or all of the potential impacts discussed above, among others. If any such risks were to occur, this could materially and adversely affect our reputation, our ability to conduct our operations and could make us subject to liability and, as a result, have a material adverse effect on our business, financial condition and results of operations.

48

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Global Economic Environment
Market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital.
Economic and geopolitical events, as well as global outbreaks of contagious diseases, such as COVID 19, may create uncertainty in global financial and equity markets. The global debt situation may cause increased global political and financial instability resulting in downward price pressure for many asset classes and increased volatility and risk spreads.
Such disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things. If we do not raise capital when we need it, or access it on reasonable terms, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. These and other related factors can lead to lower longer term asset values, which can result in impairment losses.
If the negative economic conditions persist or worsen, it could lead to increased political and financial uncertainty, which could result in regime or regulatory changes in the jurisdictions in which we operate. High levels of volatility and market turmoil could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Government Regulation
The mineral exploration, development, mining, and processing activities of Eldorado in the countries where we operate are subject to various laws governing a wide range of matters, including, but not limited to, the following:
•the environment, including land and water use;
•the right to conduct our business, including limitations on our rights in jurisdictions where we are considered a foreign entity and restrictions on inbound investment;
•prospecting and exploration rights and methods;
•development activities;
•construction;
•mineral production;
•reclamation;
•royalties, taxes, fees and imposts;
•importation of goods;
•currency exchange restrictions;
•sales of our products;
•repatriation of profits and return of capital;
•immigration (including entry visas and employment of our personnel);
•labour standards and occupational health;
•mine safety;
•use of toxic substances;
•mineral title, mineral tenure and competing land claims; and
•impacts on and participation rights of local communities and entities.

49

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Although we believe our mineral exploration, development, mining, and processing activities are carried out in accordance with all applicable laws, rules regulations and policies, there is no assurance that new or amended laws, rules or regulations will not be enacted, new policy applied or that existing laws, rules, regulations or discretion will not be applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, including changes to the fiscal regime, in any of the countries in which we operate, including, without limitation:
•laws regarding government ownership of or participation in projects;
•laws regarding permitted foreign investments;
•royalties, taxes, fees and imposts;
•regulation of, or restrictions on, importation of goods and movement of personnel;
•regulation of, or restrictions on, currency transactions; and
•regulation of, or restrictions on, sales of our products,
•or other laws generally applicable in such country, or changes to the ways in which any of these laws are applied, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We are also subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, CSA, the NYSE, the TSX and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by governments, making compliance more difficult and uncertain. Examples include the Canadian Extractive Sector Transparency Measures Act and SEC rules on conflict minerals.
Effective June 2015, the Government of Canada introduced the Extractive Sector Transparency Measures Act (Canada), which established new mandatory reporting standards for mining companies directed at payments made to foreign and domestic governments at all levels, which requires us to publicly disclose on an annual basis, certain payments made by Eldorado Gold, our subsidiaries or entities controlled by Eldorado Gold, to the Canadian government and foreign governments, including sub-national governments. Similar legislation is also in force in the Province of Quebec, where our Lamaque operations are located.
The SEC has adopted rules requiring companies, beginning in 2014, to disclose on an annual basis whether certain conflict minerals necessary to the functionality or production of a product manufactured by such company originated in the Democratic Republic of the Congo or an adjoining country. While issuers engaged in mining conflict minerals are not considered manufacturers of conflict minerals and are not required to provide disclosure we are still required to enact procedures establishing the country of origin of our gold.
Our efforts to comply with the Canadian and United States rules and regulations and other new rules and regulations regarding public disclosure have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
If we fail to comply with such regulations, it could have a negative effect on our business, results of operations, and the Eldorado Gold share price and investors could lose all or part of their investment.
We are subject to corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign private issuer listed on the NYSE and registered with the SEC in the US.
Although we substantially comply with NYSE’s corporate governance guidelines, we are exempt from certain NYSE requirements because we are subject to Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators.
We document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (SOX). SOX requires management to do an annual assessment of our internal controls over financial

50

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020 reporting and our external auditors to conduct an independent assessment of the effectiveness of our controls.
Our internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.
If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of Eldorado Gold.
If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results or we may not be able to meet our reporting obligations. There is no assurance that we will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.
If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing our internal controls is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, we cannot be certain that we will be successful in complying with section 404 of SOX.
Commodity Price Risk
The profitability of the Company's operations depend, in large part, upon gold and other commodity prices. Gold and other commodity prices can fluctuate widely and can be influenced by many factors beyond its control, including but not limited to: industrial demand; political and economic events (global and regional); gold and financial market volatility and other market factors, central bank purchases and sales of gold and gold lending and the effects resulting from a global outbreak of contagious diseases, such as COVID 19 (global and regional).
The global supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
If metal prices decline significantly, or decline for an extended period, Eldorado might not be able to continue operations, develop properties, or fulfill obligations under the permits and licences, or under the agreements with partners. This could result in losing interest in some or all of the Company’s properties, or being forced to sell them, which could have a negative effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel, electricity and reagents. Electricity is regionally priced in Turkey and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. The Company has elected not to hedge its exposure to commodity price risk but may use, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold and other commodities. There is no assurance that any hedges that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no hedges in place.
Resource Nationalism and Foreign Operations
The mining and metals sector has been increasingly targeted by local governments for the purposes of raising revenue or for political reasons, as governments continue to struggle with deficits and concerns over the effects of depressed economies. Governments are continually assessing the fiscal terms of the mining regimes and agreements that apply to an entity looking to exploit resources in their countries and numerous countries have recently introduced changes to their respective mining regimes that reflect increased government control over, or participation in, the mining sector.

51

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
The possibility of future changes to the mining regimes in the countries in which we operate adds uncertainty that cannot be accurately predicted and may result in additional costs, delays and regulatory requirements
In addition, such change could restrict our ability to contract with persons or conduct business in certain countries.
There is no assurance that governments will not take our rights, impose conditions on our business, prohibit us from conducting our business or grant additional rights to state-owned enterprises, private domestic entities, special interest groups, indigenous peoples or residents in the countries in which we operate, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Mineral Tenure and Permits
i.Mineral Tenure
In the countries in which we operate, the mineral rights, or certain portions of them, are owned by the relevant governments. In such countries, we must enter into contracts with the applicable governments, or obtain permits or concessions from them, that allow us to hold rights over mineral rights and rights (including ownership) over parcels of land and conduct our operations thereon. The availability of such rights and the scope of operations we may undertake are subject to the discretion of the applicable governments and may be subject to conditions. New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage thereof, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect our rights to our mineral properties.
In many instances, we can initially only obtain rights to conduct exploration activities on certain prescribed areas, but obtaining the rights to proceed with development, mining and production on such areas or to use them for other related purposes, such as waste storage or water management, is subject to further application, conditions or licences, the granting of which are often at the discretion of the governments. In many instances, our rights are restricted to fixed periods of time with limited, and often discretionary, renewal rights. Delays in the process for applying for such rights or renewals or expansions, or the nature of conditions imposed by government, could have a material adverse effect on our business, including our existing developments and mines, and our results of operations, financial condition and the Eldorado Gold share price.
The cost of holding these rights often escalates over time or as the scope of our operating rights expands. There is no assurance that the mineral rights regimes under which we hold properties or which govern our operations thereon will not be changed, amended, or applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, that the ongoing costs of obtaining or maintaining our rights will remain economic and not result in uncompensated delays or that compliance with conditions imposed from time to time will be practicable. Any inability to obtain and retain rights to use lands for our ongoing operations at all or on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
It is possible that our present or future tenure may be subject to challenges, prior unregistered agreements or transfers, and competing uses. Our rights may also be affected by undetected defects in title. There is no assurance that any of our holdings will not be challenged. We may also be subject to expropriation proceedings for a variety of reasons. When any such challenge or proceeding is in process, we may suffer material delays in our business and operations or suspensions of our operations, and we may not be compensated for resulting losses. Any defects, challenges, agreements, transfers or competing uses which prevail over our rights, and any expropriation of our holdings, could have a material adverse effect on our business, including our total loss of such rights, and our results of operations, financial condition and share price.
Certain of our mining properties are subject to royalty and other payment obligations. Failure to meet our payment obligations under these agreements could result in the loss of our rights.
There is no assurance that we will be able to hold or operate on our properties as currently held or operated or at all, or that we will be able to enforce our rights with respect to our holdings, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
ii.Permits
Activities in the nature of our business and operations can only be conducted pursuant to a wide range of permits and licences obtained or renewed in accordance with the relevant laws and regulations in the countries in which we operate. These include permits and licences, which authorize us to, among other things:
•conduct business in such countries;
•import or export goods and materials;
•employ foreign personnel in-country;
•entry and exit the country;
•employ local, regional and national residents and contractors;
•import or otherwise obtain, store and use regulated materials, such as explosives and cyanide;
•construct or obtain rights of way for fences, buildings, equipment, underground workings, tailings dams, water courses and power lines;
•cut down trees;
•operate equipment;
•conduct development, mining, processing and reclamation activities; and
•sell mineral products.
The duration and success of each permitting process are contingent upon many factors that we do not control. In the case of foreign operations, granting of government approvals, permits and licences is, as a practical matter, subject to the discretion of the applicable governments or government officials. There may be delays in the review process. If the Company experiences such delays, the Company may be required to pay standby costs for the period when activities are suspended, including payment of a portion of the salaries to those employees who have been suspended pending resolution of the permitting process.
In the context of environmental protection permitting, including the approval of reclamation plans, we are required to comply with existing laws and regulations and other standards that may entail greater or lower costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority.
We have experienced significant delays in the timely receipt of necessary permits and authorizations from the Greek State in order to advance operations in Greece, including in respect of Skouries. As a result, Skouries has been placed on care and maintenance and these delays have and continue to impact the Company’s business and financial condition.
In addition, some of our current mineral tenures, licences and permits, including environmental permits in Greece, are due to expire prior to our planned life of mines, and will require renewals on acceptable terms to Eldorado. There is no assurance that we will be able to obtain or renew these tenures and permits in order to conduct our business and operations, in a timely manner, or at all, or that we will be in a position to comply with all conditions that are imposed. The failure to obtain or renew such tenure and permits, or the imposition of extensive conditions, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Unavailability of Capital /Inadequate Income
a.Limited Access to Equity Markets
We are exposed to financing risks associated with funding our share of capital programs at Eldorado’s projects. We have historically minimized this risk by diversifying our funding sources, which include credit facilities, issuance of notes, issuance of flow-through shares and cash flow from operations. In addition, we believe that Eldorado Gold has the ability to access public debt and equity markets given our asset base and current credit ratings; however, such market access may become restricted, including as a result of COVID 19, and, if we are unable to access capital when required, it may have a material adverse effect on us.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
b.Dilutive Equity Financing
Future acquisitions could be made through the issuance of equity securities of Eldorado Gold. Additional funds may be needed for our exploration and development programs and potential acquisitions, which could be raised through equity issues. Issuing more equity securities can substantially dilute the interests of Eldorado Gold shareholders. Issuing substantial amounts of Eldorado Gold securities, or making them available for sale, could have an adverse effect on the prevailing market prices for Eldorado Gold’s securities. A decline in the market price could hamper the ability of Eldorado Gold to raise additional capital through the sale of its securities.
c.Credit Ratings
Our outstanding Notes currently have a non-investment grade credit rating but any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that agency’s judgment, future circumstances relating to the basis of the credit rating, such as adverse changes to our business or affairs, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the Notes. Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional financing.
Non-Governmental Organizations (NGOs)
Certain NGOs that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to our operations, could have an adverse effect on our reputation, impact our relationships with the communities in which we operate and ultimately have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGO’s may lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to our business activities, which if made could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGO’s organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel our rights, permits and licences. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on our business and operations. NGO’s may also file complaints with regulators in respect of our, and our directors’ and insiders’ regulatory filings in respect of Eldorado Gold. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in Eldorado Gold or such directors or insiders. This may adversely affect our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations and our business, results of operations, financial condition and the Eldorado Gold share price.
Corruption and Bribery
Our operations are governed by, and involve interactions with, many levels of government in numerous countries. Like most companies, we are required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which we conduct our business. The Company has implemented and promulgated an Anti-Bribery & Corruption Policy, which now forms part of our Code of Business Conduct and Ethics documentation with which all employees are required to comply.
In recent years, there has been a general increase in both the severity of penalties and frequency of enforcement under such laws, resulting in greater punishment and scrutiny to companies convicted of violating anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also any third party agents. Although we have adopted policies and a risk-based approach to mitigate such risks, such measures may not always be effective in ensuring that we, our employees or third party agents will comply strictly with such laws. If we find ourselves subject to an enforcement action or are found to be in violation of such laws, this may result in significant penalties, fines and / or sanctions being imposed on us resulting in a material adverse effect on our reputation our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
The operation of our business may also be impacted by economic or financial sanction laws such as the United Nations Act (Canada) and the Special Economic Measures Act (Canada), as well as similar laws in countries in which we conduct our business or our securities trade. Such laws may impose restrictions and prohibitions on trade and other economic activities with foreign markets or countries, including investments. These restrictions and prohibitions may apply to dealings with entire countries, non-state actors such as terrorist organizations or designated persons from a target country and may change from time to time. It is not always easy to locate and remain current on the current list of sanctions imposed and governments do not necessarily provide sufficient guidance for businesses wanting to comply with applicable laws. Although we do not believe that we are in contravention of such laws, there is no assurance that we are or will be in full compliance at all times and that our business will not be adversely affected.
Litigation and Contracts
We are periodically subject to legal claims that are with and without merit and are regularly involved in routine litigation matters. We believe that it is unlikely that the final outcome of these routine proceedings will have a material adverse effect on us; however, defense and settlement costs can be substantial, even for claims that are without merit.
Due to the inherent uncertainty of the litigation process, including arbitration proceedings, and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and / or adverse effect on us. In the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or arbitration panels or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.
In our business, we make contracts with a wide range of counterparties. There can be no assurance that these contracts will be honoured and performed in accordance with their terms by our counterparties or that we will be able to enforce the contractual obligations.
Estimation of Mineral Reserves and Mineral Resources
Mineral Reserve and Mineral Resource estimates are only estimates and we may not produce gold in the quantities estimated.
Proven and Probable Mineral Reserve estimates may need to be revised based on various factors including:
•actual production experience;
•our ability to continue to own and operate our mines and property;
•fluctuations in the market price of gold;
•results of drilling or metallurgical testing;
•production costs; and
•recovery rates.
The cut-off grades for the Mineral Reserves and Mineral Resources are based on our assumptions about plant recovery, gold price, mining dilution and recovery, and our estimates for operating and capital costs, which are based on historical production figures. We may have to recalculate our estimated mineral reserve and resources based on actual production or the results of exploration. Fluctuations in the market price of gold, production costs or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time. If there is a material decrease in our mineral reserve estimates, or our ability to extract the mineral reserves, it could have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There are uncertainties inherent in estimating Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources, including many factors beyond our control. Estimating Mineral Reserves and Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable or subject to change. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Additional knowledge gained or failure to identify and

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020 account for such occurrences in our assessment of Mineral Reserves and Resources may make mining more expensive and cost prohibitive, which will have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There is no assurance that the estimates are accurate, that Mineral Reserve and Resource figures are accurate, or that the Mineral Reserves or Resources can be mined or processed profitably. Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability. You should not assume that all or any part of the Measured Mineral Resources, Indicated Mineral Resources, or an Inferred Mineral Resource will ever be upgraded to a higher category or that any or all of an Inferred Mineral Resource exists or is economically or legally feasible to mine.
Because mines have limited lives based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold and their life-of-mine is reduced.
Our ability to maintain or increase annual production of gold and other metals will depend significantly on:
•our mining operations;
•our ability to conduct successful exploration efforts; and
•our ability to develop new projects and make acquisitions.
If we are unable to maintain or increase our annual production of gold and other metals, it could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Occurrence of Unpredictable Geological/Metallurgical Factors
As we explore and develop a property, we are constantly determining the level of drilling and analytical work required to maintain or upgrade our confidence in the geological model. Depending on continuity, the amount of drilling will vary from deposit to deposit. The degree of analytical work is determined by the variability in the ore, the type of metallurgical process used and the potential for deleterious elements in the ore. We do not drill exhaustively at all deposits or analyze every sample for every known element as the cost would be prohibitive. Therefore, unknown geological formations are possible, which could limit our ability to access the ore or cut off the ore where we are expecting continuity. It is also possible that we have not correctly identified all metals and deleterious elements in the ore in order to design metallurgical processes correctly.
Our operations at Kisladag have historically involved the heap leaching process. The heap leaching process, while not as capital intensive as the more conventional milling process, involves uncertainties associated with the chemical and physical processes included in leaching, which can impact on recoveries. In mid-June 2017, indications that gold solution grade and consequently gold recovery from the leach pad at Kisladag had recently lagged internal expectations. Further testwork indicated that lower recoveries were expected to continue from the zone of mineralization located around the base of the open pit where mining was then underway, which continued to result in a reduction in the recoverable leach pad inventory. As a result, the Company explored construction of a mill. The Company has decided to resume mining and heap leaching. As a result, there remains a risk that the lower recoveries at Kisladag utilizing the heap leach process may reoccur.
If any of these risks occur, it could result in material that was previously expected to be mined not being mined or to reduced recovery or increased costs of recovery, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Production and Cost Estimates
Estimates of total future production and costs for our mining operations are based on our five-year mining plans. These estimates can change, or we might not achieve them, which could have a material adverse effect on any or all of our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Our plans are based on, among other things, our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics, including the presence of materials that may adversely affect the ability to process, export and sell our products) and estimated rates and costs of production. Our actual production and costs may be

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020 significantly different from our estimates for a variety of reasons, including the risks and hazards discussed elsewhere as well as unfavorable operating conditions, including:
•actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;
•ground conditions including, but not limited to, pit wall failures, cave-ins, flooding, fire and rock bursts;
•industrial accidents and environmental incidents;
•changes in power costs and potential power shortages;
•imposition of a moratorium on our operations;
•impact of the disposition of mineral assets;
•shortages and timing delays, of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•renewal of required permits and licences;
•litigation;
•shipping interruptions or delays; and
•unplanned maintenance.
Any of these events could result in damage to mineral properties, property belonging to us or others, interruptions in production, injury or death to persons, monetary losses and legal liabilities. This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past.
Production estimates for properties not yet in production, or in production and slated for expansion, are based on similar factors (including feasibility studies prepared by our personnel or by third party consultants, in some instances), but it is possible that actual cash operating costs and economic returns will differ significantly from our current estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase and delays in production can often happen.
Any decrease in production, or change in timing of production or the prices we realize for our gold or other metals, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects.
Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, term deposits and accounts receivable. The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In accordance with the Company's short-term investment policy, term deposits and short term investments are held with high credit quality financial institutions as determined by rating agencies. For cash and cash equivalents, restricted cash, term deposits and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.
Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. While the historical level of customer defaults is negligible, which has reduced the credit risk associated with trade receivables at December 31, 2020, there is no guarantee that buyers, including under exclusive sales arrangements, will not default on its commitments, which may have an adverse impact on the Company's financial performance.
The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. As at December 31, 2020, the Company holds a significant amount of cash and cash equivalents with various financial institutions in North America, the Netherlands, and the United Kingdom. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments. During 2019, Turkey's sovereign credit ratings were downgraded, followed by the downgrade of the credit ratings of numerous Turkish banking institutions, including one at which the Company holds cash. As at

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
December 31, 2020, the Company holds approximately 2% of its cash in financial institutions in Turkey. The credit risk associated with financial institutions in other jurisdictions continues to be considered as low. There can be no assurance that certain financial institutions in foreign countries in which the Company operates will not default on their commitments.
Debt Service Obligations
Our ability to make scheduled payments on, refinance or commence repayment of our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, including those identified elsewhere in this document. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness.
We may be unable to commence repayment, as planned. We may also not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. Our Senior Credit Facility and the Indenture may restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.
Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our business, results of operations and our ability to satisfy our obligations and our debt instruments.
Furthermore, as our funds are used to develop projects in foreign jurisdictions through foreign subsidiaries, there may be restrictions on our foreign subsidiaries’ ability to repay or provide returns to Eldorado Gold, which could hinder our ability to service our indebtedness or fulfill our business plans.
Default on Obligations
A breach of the covenants under our Senior Credit Facility, the Indenture or our other debt instruments could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the repayment of the related debt and may result in the acceleration of repayment of any other debt to which a cross- acceleration or cross-default provision applies. In addition, an event of default under our Senior Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if we are unable to repay any amounts due and payable under our Senior Credit Facility, those lenders could proceed against the collateral granted to them to secure such indebtedness. If our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.
If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in our debt instruments, which could cause cross-acceleration or cross-default under other debt agreements, we could be in default under the terms of the agreements governing such other indebtedness. If such a default occurs:
•the holders of the indebtedness may be able to cause all of our available cash flow to be used to pay the indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; or
•we could be forced into bankruptcy, or liquidation or restructuring proceedings.
If our operating performance declines, we may in the future need to amend or modify the agreements governing our indebtedness or seek concessions from the holders of such indebtedness. There is no assurance that such concessions would be forthcoming.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Actions of Activist Shareholders
In the past, shareholders have instituted class action lawsuits against companies that have experienced volatility in their share price. Class action lawsuits can result in substantial costs and divert management’s attention and resources, which could significantly harm our profitability and reputation. There is no assurance that Eldorado Gold will not be subject to class action lawsuits.
Publicly-traded companies have also increasingly become subject to campaigns by investors seeking to advocate certain governance changes or corporate actions such as financial restructuring, special dividends, share repurchases or even sales of assets or the entire company. We could be subject to such shareholder activity or demands. Given the challenges we have encountered in our businesses in the last years, recent changes to our governance and strategic focus may not satisfy such shareholders who may attempt to promote or effect further changes or acquire control over us. Responding to proxy contests, media campaigns and other actions by activist shareholders, if required, will be costly and time-consuming, will disrupt our operations and would divert the attention of the Board and senior management from the pursuit of our business strategies, which could adversely affect our results of operations, financial condition and/or prospects. If individuals are elected to the Board with a specific agenda to increase short-term shareholder value, it may adversely affect or undermine our ability to effectively implement our plans. Perceived uncertainties as to our future direction resulting from shareholder activism could also result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners, to our detriment.
Information Technology Systems
Our operations depend, in part, upon information technology systems. Our information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. We may also be targets of cyber surveillance or a cyber-attack from cyber criminals, industrial competitors or government actors. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, loss of revenues due to a disruption of activities, incurring of remediation costs, including ransom payments, destruction or corruption of data, release of confidential information in contravention of applicable laws, litigation, fines and liability for failure to comply with privacy and information security laws, unauthorized access to proprietary or sensitive information, security breaches or other manipulation or improper use of our data, systems and networks, regulatory investigations and heightened regulatory scrutiny, any of which could have adverse effects on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there is no assurance that we will not incur such losses in future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Risks related to cyber security are monitored on an ongoing basis by Eldorado Gold senior management and Eldorado Gold Board of Directors.
Share Price and Volume Fluctuations
The capital markets have experienced a high degree of volatility in the trading price and volume of shares sold over the past few years. Many companies have experienced wide fluctuations in the market price of their securities that have not necessarily related to their operating performance, underlying asset values or prospects. There is no assurance that the price of our securities will not be affected.
Infrastructure and Commodities/Consumables
a.Infrastructure
Our business and operations depend on our ability to access and maintain adequate and reliable infrastructure, including roads and bridges, power sources and water systems. We may have to build the required infrastructure if

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020 it is not readily available to us for a given project, and there is no assurance that we will be able to do so in a timely manner or at all. Inadequate, inconsistent, or costly infrastructure could compromise many aspects of a project’s feasibility, viability and profitability, including, but not limited to:
•construction schedule;
•capital and operating costs;
•manpower availability;
•mobilization of equipment, machinery and inventory; and
•throughput rates and production volumes.
There is no assurance that we can access and maintain the infrastructure we need, or, where necessary, obtain rights of way, raw materials and government authorizations and permits to construct, or upgrade the same, at a reasonable cost, in a timely manner, or at all.
Our access to infrastructure and the commodities discussed below may be interrupted by natural causes, such as drought, floods, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses. Our inability to obtain or build and to maintain adequate and continuous access to infrastructure and substantial amounts of commodities, power and water, at a reasonable cost, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
b.Power and Water
Our mining operations use substantial volumes of water and power in the extraction and processing processes. Our ability to obtain secure supplies of power and water at a reasonable cost depends on a number of factors that may be out of our control, including:
•global and regional supply and demand;
•political and economic conditions;
•problems affecting local supplies;
•infrastructure and delivery issues; and
•relevant regulatory regimes.
There is no assurance that we will be able to secure the required supplies of power and water on reasonable terms or at all and, if we are unable to do so or there is an interruption in the supplies we do obtain or a material increase in prices, then it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
c.Commodities and Consumables
Our business operations use a significant amount of commodities, consumables and other materials. Prices for diesel fuel, steel, concrete, chemicals (including cyanide) and other materials, commodities and consumables required for our operations can be volatile and price changes can be substantial, occur over short periods of time and are affected by factors beyond our control. Higher costs for, or tighter supplies of, construction materials like steel and concrete can affect the timing and cost of our development projects.
If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We may maintain significant inventories of operating consumables, based on the frequency and reliability of the delivery process for such consumables and anticipated variations in regular use. We depend on suppliers to meet our needs for these commodities; however, sometimes no source for such commodities may be available. If the rates of consumption for such commodities vary significantly or delivery is delayed for any reason, we may need to find a new source or negotiate with existing sources to increase supply. If any shortages are not rectified in a timely

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020 manner, it may result in reduced recovery or delays in restoring optimal operating conditions.
Higher worldwide demand for critical resources, such as drilling equipment and tires, could affect our ability to acquire such resources and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.
Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations are subject to a number of risks, some of which are outside of our control, including:
•negotiating agreements with suppliers and contractors on acceptable terms;
•the inability to replace a supplier or contractor and its equipment, raw materials or services if either party terminates the agreement;
•interruption of operations or increased costs if a supplier or contractor ceases its business due to insolvency or other unforeseen events; and
•failure of a supplier or contractor to perform as contracted.
The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Pre-stripping/Stripping and Underground Development
Mining of mineral bearing material requires removal of waste material prior to gaining access to and extracting the valuable material. Depending on the location of the ore, this may entail removing material above the ore in an open pit situation (pre-stripping), or developing tunnels underground to gain access to deeper material. Where possible, this material is then generally used elsewhere in the project site for construction of site infrastructure.
As a project is developed, a plan is put forward to complete the pre-strip or required underground development so that mining of ore can commence in line with the overall schedule to feed ore to the process plant at the right time. The degree of pre-strip in an open pit is based on selected drilling, which may result in adjustments to the orebody model and a requirement for more or less pre-stripping to be completed. This may result in a deficit of material required to complete other earthworks around the project site, such as tailings facilities, or an increase in the pre-strip requirements prior to mining commencing.
Similarly, with underground development, the mining method and design is based on an amount of drilling that will be increased during normal operations. As work continues, there may be ground conditions that are exposed that can cause a change in the mine design or direction of the underground development. Either of these occurrences could result in more or less material that can be used for other site projects if so designed, and could also result in delay in start-up of continuous production. This may result in lower revenues while the project ramps up to normal operating rates.
Extraction
A number of factors can affect our ability to extract ore efficiently in the quantities that we have budgeted, including, but not limited to:
•ground conditions:
•geotechnical conditions;
•pit slope angles; and
•rock characteristics (faults, fractured zones, angle of shear);
◦hydrogeological conditions;
▪water in rock;
▪ground water table.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
◦Geological conditions
▪Variability of grade / waste boundaries; and
▪Degree of fracture in rock / mineability.
◦Chemical effects
▪Acidity of mined material (ore and waste).
◦Efficiency
▪Reliability of equipment; and
▪Management of the mining process.
◦Scheduling:
▪Limitations on ability to mine when we want.
These factors may result in a less than optimal operation and lower throughput or lower recovery, which may have an effect on our production schedule. Although we review and assess the risks related to extraction and put appropriate mitigating measures in in place, there is no assurance that we have foreseen and / or accounted for every possible factor that might cause the project to be delayed, which could have an effect on business, results of operations, financial condition and the Eldorado Gold share price.
Processing
A number of factors could affect our ability to process ore in the tonnages we have budgeted, the quantities of the metals or deleterious materials that we recover and our ability to efficiently handle material in the volumes budgeted, including, but not limited to:
•the presence of oversize material at the crushing stage;
•material showing breakage characteristics different to those planned;
•material with grades outside of planned grade range;
•sub-optimal ore mixture in terms of ancillary analytics, such as sulphur grade;
•the presence of deleterious materials in different ratios than expected;
•material that is drier or wetter than expected, due to natural or environmental effects; and
•viscosity / density different than expected.
The occurrence of any of the above could affect our ability to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result in lower throughput, lower recoveries, more downtime or some combination of all three. While minor issues of this nature are part of normal operations, there is no assurance that conditions will not worsen and have an adverse effect on our future cash flow, results of operations and financial condition.
Exploration
Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that we will be successful in our gold exploration efforts.
Our ability to increase mineral reserves is dependent on a number of factors, including the geological and technical expertise of our management and exploration teams, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.
Substantial expenditures are required to carry out exploration and development activities to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore.
There is no assurance that our exploration programs will expand our current mineral reserves or replace them with new mineral reserves. Failure to replace or expand our mineral reserves could have an adverse effect on us.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Currency Risk
We sell gold in U.S. dollars, but incur costs mainly in U.S. dollars, Canadian dollars, Turkish Lira, Euros, Brazilian Real and Romanian Lei. Any change in the value of any of these currencies against the U.S. dollar can change production costs and capital expenditures, which can affect future cash flows, business, results of operations, financial condition and the Eldorado Gold share price and lead to higher operation, construction, development and other costs than anticipated. As of December 31, 2020, approximately 95% of cash and cash equivalents is held in U.S. dollars.
Our risk management policy contemplates potential hedging of foreign exchange exposure to reduce the risk associated with currency fluctuations. We currently do not have any currency hedges, but may hedge in the future. There is no assurance that any hedges that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if no hedges were in place.
The table below show our assets and liabilities denominated in currencies other than the U.S. dollar at December 31, 2020. We recognized a gain of $3.0 million on foreign exchange in 2020, compared to a gain of $0.6 million in 2019.

December 31, 2020	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	147.9	7.2	3.7
Marketable securities	0.3	—	—
Accounts receivable and other	13.2	37.0	52.4
Accounts payable and accrued liabilities	(66.4)	(41.3)	(418.7)
Other non-current liabilities	(0.1)	(14.2)	(31.0)
Net balance	94.8	(11.4)	(393.7)

Equivalent in U.S. dollars	$74.5	$(13.9)	$(53.6)

Other foreign currency exposure is equivalent to $6.4 million U.S. dollars.

Accounts receivable and other relate to goods and services taxes receivable, income taxes receivable and value-added taxes receivables.
Interest Rate Risk
Interest rates determine how much interest the Company pays on its debt, and how much is earned on cash and cash equivalent balances, which can affect future cash flows.
Our outstanding debt is in the form of senior notes with a fixed interest rate of 9.5% and a term loan with a variable rate based on LIBOR. In March 2020, we additionally drew $150 million under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. Borrowings under the Company’s revolving credit facility are also at variable rates of interest based on LIBOR. Borrowings at variable rates of interest expose us to interest rate risk. At December 31, 2020, $133.3 million is outstanding under the term loan and $150.0 million is outstanding under the revolving credit facility. A 1% change in the variable interest rate would result in a $2.9 million change in net earnings on an annualized basis.
The Company currently does not have any interest rate swaps (that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility), but may enter into such interest rate swaps in the future. There is no assurance that any interest rate swaps that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no such swaps in place.
Cost Estimates
We prepare budgets and estimates of cash costs and capital costs of production for each of our operations. The main categories relate to material costs, personnel and contractor costs, energy costs and closure and reclamation

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020 costs. However, despite efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, development projects may be prone to material cost overruns. Our actual costs may vary from estimates for a variety of reasons, including:
•short-term operating factors;
•revisions to mine plans;
•risks and hazards associated with mining;
•natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes;
•unexpected work stoppages or labour shortages or strikes; and
•changes in law, regulation or policy.
Operational costs may also be affected by a variety of factors, including:
•changing waste-to-ore ratios;
•ore grade metallurgy;
•labour costs;
•cost of commodities, equipment and supplies;
•general inflationary pressures;
•currency exchange rates; and
•changes in law, regulation or policy.
Many of these factors are beyond our control. Failure to achieve estimates or material increases in costs could have an adverse impact on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project, or cost overruns or operational difficulties once the project is fully developed, may have a material adverse effect on our business, results of operations and financial condition.
Tax Matters
We operate and have operated in a number of countries, each of which has its own tax regime to which we are subject. The tax regime and the enforcement policies of tax administrators in each of these countries are complicated and may change from time to time, all of which are beyond our control. Our investments into these countries, importation of goods and material, land use, expenditures, sales of gold and other products, income, repatriation of money and all other aspects of our investments and operations can be taxed, and there is no certainty as to which areas of our operations will be assessed or taxed from time to time or at what rates.
Our tax residency and the tax residency of our subsidiaries (both current and past) are affected by a number of factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If we or our subsidiaries are ever assessed to be a non-resident in the jurisdictions that we or our subsidiaries report or have reported or are otherwise assessed, or are deemed to be resident (for the purposes of tax) in another jurisdiction, we may be liable to pay additional taxes. In addition, we have entered into various arrangements regarding the sale of mineral products or mineral assets, which may be subject to unexpected tax treatment. If such taxes were to become payable, this could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We endeavor to structure, and restructure from time to time, our corporate organization in a commercially efficient manner and if any such planning effort is considered by a taxation authority to constitute tax avoidance, then this could result in increased taxes and tax penalties, which could have a material adverse effect on our financial condition.
New laws and regulations or new interpretations of or amendments to laws, regulations or enforcement policy

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020 relating to tax laws or tax agreements with governmental authorities, if proposed and enacted, may affect our current financial condition and could result in higher taxes being payable by us. There is no assurance that our current financial condition will not change in the future due to such changes.
Repatriation of Funds
We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfill our business plans, in particular in relation to ongoing expenditures at our development assets. In April 2020, the Turkish government implemented a temporary partial ban on the payment of dividends to shareholders in response to the economic downturn caused by the COVID-19 pandemic. The ban was lifted on January 1, 2021. We may not be able to repatriate funds, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the Eldorado Gold level, which costs could be material.
Dividends
While we have in place a policy for the payment of dividends on common shares of Eldorado Gold, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future.
Compensation
One of our pension plans for named executives is a defined benefit plan, which provides participants with set pension benefits based on a defined benefit formula. This program was terminated effective December 31, 2019 and is presently in the process of being wound-up, which when completed will result in settlement of all associated liabilities.  Various actuarial assumptions recommended by a professional actuarial firm and selected in accordance with professional standards are used to estimate our obligations and expenses, including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits (though we note that the latter two assumptions are no longer relevant given the decision to terminate the program). If any of these assumptions are incorrect or there is a material change in the facts on which they are based, we may have increased liabilities that are currently unaccounted for.
Financial Reporting
a.Carrying Value of Assets
The carrying value of our assets is compared to our estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. Our fair value estimates are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.
If our valuation assumptions prove to be incorrect, or we experience a decline in the fair value of our reporting units, then this could result in an impairment charge, which could have an adverse effect on our business and the value of our securities.
b.Change in Reporting Standards
Changes in accounting or financial reporting standards may have an adverse impact on our financial condition and results of operations in the future.
Labour
a.Employee Relations
We depend on our workforce to explore for mineral reserves and resources, develop our projects and operate our mines. We have programs to recruit and train the necessary manpower for our operations, and we work hard at maintaining good relations with our workforce to minimize the possibility of defections and strikes, lockouts and other stoppages at our work sites. In addition, our relations with our employees may be affected by changes in labour and employment legislation that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or a prolonged labour disruption or shortages at any of our mines or projects could have a material adverse effect on our results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
From time to time, we may hire contractors and subcontractors for our operations, and there is a risk that they could experience labour disputes or become insolvent, and this could have an adverse effect on our results of operations, financial condition and the Eldorado Gold share price.
b.Employee Misconduct
We are reliant on the good character of our employees and are subject to the risk that employee misconduct could occur. Although we take precautions to prevent and detect employee misconduct, these precautions may not be effective and the Company could be exposed to unknown and unmanaged risks or losses. The existence of our Code of Business Conduct and Ethics, among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behaviour nor can we guarantee compliance with legal and regulatory requirements. Misconduct by employees could include:
•employees binding us to transactions that exceed authorized limits or present unacceptable risks to the Company;
•employee theft or improper use of our property;
•employee fraud or employees conspiring with third parties to defraud us;
•employees hiding unauthorized or unsuccessful activities from us; and
•the improper use of confidential information.
These types of misconduct could result in unknown and unmanaged damage or losses, including regulatory sanctions and serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective. If material employee misconduct does occur, our business, results of operations, financial condition and the Eldorado Gold share price could be adversely affected.
c.Key Personnel
We depend on a number of key personnel, including Eldorado Gold’s President and Chief Executive Officer, Chief Operating Officer, Executive Vice-President and Chief Financial Officer, Executive Vice President, Strategy and Corporate Development and Executive Vice President and General Counsel. We do not have key man life insurance. Employment contracts are in place with each of these executives, however, losing any of them could have an adverse effect on our operations.
We need to continue implementing and enhancing our management systems and recruiting and training new employees to manage our business effectively. We have been successful in attracting and retaining skilled and experienced personnel in the past, and expect to be in the future, but there is no assurance this will be the case.
d.Skilled Workforce
We depend on a skilled workforce, including but not limited to mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop our projects and operate our mines. We have programs and initiatives in place to attract and retain a skilled workforce. However, we are potentially faced with a shortage of skilled professionals due to competition in the industry and as experienced employees continue to exit the workforce. As such, we need to continue to enhance training and development programs for current employees and partner with local universities and technical schools to train and develop a skilled workforce for the future.
e.Expatriates
We depend on expatriates to work at our mines and projects to fill gaps in expertise and provide needed management skills in the countries where we operate. Additionally, we depend on expatriates to transfer knowledge and best practices and to train and develop in-country personnel and transition successors into their roles. Such training requires access to our sites and such access may be prohibited by government. We operate in challenging locations and must continue to maintain competitive compensation and benefits programs to attract and retain expatriate personnel. We must also develop in-country personnel to run our mines in the future. A lack of appropriately skilled and experienced personnel in key management positions would have an adverse effect on our operations.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Reclamation and Long Term Obligations
We are required by various governments in jurisdictions in which we operate to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. The relevant laws governing the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance required are complex and, vary from jurisdiction to jurisdiction.
As of December 31, 2020, Eldorado has, through the terms of the revolving credit facility, provided the appropriate regulatory authorities with € 57.6 million and CAD $0.4 million in non-financial letters of credit for mine closure obligations in the various jurisdictions in which we operate. The amount and nature of such financial assurance are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Regulatory authorities may require further financial assurance and, to the extent that the value of the collateral provided is or becomes insufficient to cover the amount that we are required to post, we could be required to replace or supplement the existing security with more expensive forms of security. This could include cash deposits, which would reduce cash available for our operations and development activities. There is no guarantee that, in the future, we will be able to maintain or add to current levels of financial assurance as we may not have sufficient capital resources to do so.
Although we have currently made provision for certain of our reclamation obligations, there is no assurance that these provisions will be adequate in the future. Failure to provide the required financial assurance for reclamation could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Use and Transport of Regulated Substances
The transportation and use of certain substances that we use in our operations are regulated by the governments in the jurisdictions in which we operate. Two obvious examples are explosives and cyanide. Regulations may include:
•restricting where the substance can be purchased;
•requiring a certain government department to handle the purchase and transport of the substances;
•restricting the amount of these substances that can be kept on-site at any time;
•restricting where and how the materials may be stored; and
•monitoring of the use of the product at site.
Eldorado Gold is a signatory to the Cyanide Code, which commits us to mandating that our sites adhere to recognized best practice for the purchase, transportation, use and disposal of cyanide. Our signatory site is audited every three years to assess continued compliance. While we have a good understanding of the restrictions in the various jurisdictions, these laws may change, or the responsible parties within the government may change or not be available at a critical time when they are required to be involved in our process. This may result in delays in normal operation, or downtime, and may have an effect on our operating results in more extreme cases.
Equipment
Our operations are reliant on significant amounts of both large and small equipment that is critical to the development, construction and operation of our projects. Failures or unavailability of equipment could cause interruptions or delays in our development and construction or interruptions or reduced production in our operations. These risks may be increased by the age of certain equipment. Equipment related risks include:
•delays in repair or replacement of equipment due to unavailability or insufficient spare parts inventory;
•repeated or unexpected equipment failures;
•restrictions on transportation and installation of large equipment, including delays or inability to obtain required permits for such transportation or installation;
•inefficient or improper design for processing facilities;
•suitability of equipment, including proper identification of normal operating parameters, the occurrence of

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020 extreme conditions or change of planned use for a particular piece of equipment;
•premature failure of equipment;
•restrictions on hours of operation of equipment;
•availability of long lead-time and specialized equipment, including delays that may arise in the course of ordering, manufacture, importation or delivery of such equipment;
•availability of specialized equipment and personnel to install and commission selected equipment; and
•safety risks arising from equipment failure.
Delays in construction or development of a project or periods of downtime or reductions in operations or efficiency that result from the above risks or remediation of an interruption or inefficiency in production capability could require us to make large expenditures to repair, replace or redesign equipment. All of these factors could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Co-ownership of Our Properties
Mining projects are often conducted through an unincorporated joint venture or a co-owned incorporated joint venture company. Co-ownership often requires unanimous approval of the parties or their representatives for certain fundamental decisions like an increase (or decrease) in registered capital, a merger, division, dissolution, amendment of the constitutional documents, and pledge of the assets, which means that each co-owner has a right to veto any of these decisions, which could lead to a deadlock. We are subject to a number of additional risks associated with co-ownership, including:
•disagreement with a co-owner about how to develop, operate or finance the project;
•that a co-owner may at any time have economic or business interests or goals that are, or become, inconsistent with our business interests or goals;
•that a co-owner may not comply with the agreements governing our relationship with them;
•disagreement with a co-owner over the exercise of such co-owner’s rights under the agreements governing our relationship;
•the possibility that a co-owner may become insolvent;
•the possibility that we may not be able to sell our interest in a co-owned entity if we desire to exit; and
•possible litigation with a co-owner over matters related to the subject project.
Some of our interests are, and future interests may be, through co-owned companies established under and governed by the laws of their respective countries.
If a co-owner is a state-sector entity, then its actions and priorities may be dictated by government or other policies instead of purely commercial considerations. Decisions of a co-owner may have an adverse effect on the results of our operations in respect of the projects to which the applicable co-ownership relates.
Contractors
We may engage a number of different contractors during the development and construction phase of a project, including pursuant to a lump sum contract for specified services or through a range of engineering, procurement, construction and management contract options, depending on the type and complexity of work that is being undertaken, and the level of engineering that has been completed when the contract is awarded. Depending on the type of contract and the point at which it is awarded, there is potential for variations to occur within the contract scope, which could take the form of extras that were not considered as part of the original scope or change orders. These changes may result in increased capital costs. Similarly, we may be subject to disputes with contractors on contract interpretation, which could result in increased capital costs under the contract or delay in completion of the project if a contract dispute interferes with the contractor’s efforts on the ground.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Acquisitions and Dispositions
a.Acquisitions
Although we actively seek acquisition opportunities that are consistent with our acquisition and growth strategy, we are not certain that we will be able to identify suitable candidates that are available at a reasonable price, complete any acquisition, or integrate any acquired business into our operations successfully. Acquisitions, including the acquisition of QMX, can involve a number of special risks, circumstances or legal liabilities, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions may be made by using available cash, incurring debt, issuing common shares or other securities, or any combination of the foregoing. This could limit our flexibility to raise capital, to operate, explore and develop our properties and make other acquisitions, and it could further dilute and decrease the trading price of our common shares. When we evaluate a potential acquisition, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in that business.
We have discussions and engage in other activities with possible acquisition targets from time to time, and each of these activities could be in a different stage of development. There is no assurance that any potential transaction will be completed and the target integrated with our operations, systems, management and culture successfully in an efficient, effective and timely manner or that the expected bases or sources of synergies will in fact produce the benefits anticipated. In addition, synergies assume certain long term realized gold and other metals’ prices. If actual prices are below such assumed prices, this could adversely affect the synergies to be realized. If we do not successfully manage our acquisition and growth strategy, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We continue to pursue opportunities to acquire advanced exploration assets that are consistent with our strategy. At any given time, discussions and activities with respect to such possible opportunities may be in process on such initiatives, each at different stages of due diligence. From time to time, we may acquire securities of, or an interest in, companies; and we may enter into acquisitions or other transactions with other companies.
•Transactions involving acquisitions have inherent risks, including:
•accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of potential acquisitions;
•limited opportunity for and effectiveness of due diligence;
•ability to achieve identified and anticipated operating and financial synergies;
•unanticipated costs, liabilities and write-offs including higher capital and operating costs than had been assumed at the time of acquisition;
•diversion of management attention from existing business;
•potential loss of our key employees or the key employees of any business we acquire;
•successful integration of personnel and properties;
•unanticipated changes in business, industry or general economic or political conditions that affect the assumptions underlying the acquisition;
•decline in the value of acquired properties, companies or securities; and
•the possibility that indemnification agreements with sellers (if any) may be unenforceable or insufficient to cover potential liabilities.
Any of these factors or other risks could result in us not realizing the benefits anticipated from acquiring other properties or companies, and could have a material adverse effect on our ability to grow and on our business, results of operations, financial condition and the Eldorado Gold share price.
As a result of our acquisitions, we have assumed liabilities and risks. While we conduct due diligence with respect to acquisitions of companies and assets, there may be liabilities or risks, including liabilities related to the prior operation of the business acquired, that we failed, or were unable, to discover in the course of performing our due

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020 diligence investigations, which may be significant. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and the Eldorado Gold share price.
Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.
Due to the nature of certain proposed transactions, it is possible that shareholders may not have the right to evaluate the merits or risks of any future acquisition, except as required by applicable laws and stock exchange rules.
b.Dispositions
When we decide to sell certain assets or projects, we may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of our strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact our ability to complete proposed dispositions. Alternatively, we may dispose of a business at a price or on terms that are less than we had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, we may be subject to necessary regulatory and governmental approvals on acceptable terms as well as satisfaction of pre-closing conditions, which may prevent us from completing the transaction. Dispositions may impact our production, mineral reserves and resources and our future growth and financial conditions. Despite the disposition of divested businesses, we may continue to be held responsible for actions taken while we controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside our control could affect our future financial results.
Waste Disposal
As ore is extracted and processed, waste material that does not contain sufficient quantities of metal to warrant further processing is disposed of in waste dumps on surface or placed underground as part of rock fill. Waste material may be stored as wet material in a dam on surface, filtered and dried for placement in a surface facility or mixed with cement and used underground as structural fill. A number of factors can affect our ability to successfully dispose of waste material in the form that is optimal for our operations, including, but not limited to:
•access to suitable locations due to permitting or other restrictions;
•requirements to encapsulate acid-generating material;
•milled material being ground too fine and requiring further treatment; and
•sufficient infrastructure required to place material underground in the right locations.
If issues with any of the above items occur, the normal discharge or placement process may be affected, requiring us to alter existing plans. While minor issues of this nature are part of normal operations, there is no assurance that conditions will not worsen and have an adverse effect on our future cash flow, results of operations and financial condition.
Human Rights Matters
Various international and national laws, codes, resolutions, conventions, guidelines and other provisions govern human rights, including rights with respect to the environment, health and safety surrounding our operations. Many of these provisions impose obligations on government and companies to respect human rights and some provisions mandate that government consult with local and indigenous communities surrounding potential or operating projects regarding government actions, which may affect local stakeholders, including actions to approve or grant mining rights or permits.
The obligations of government and private entities under the various international and national provisions pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose our current and future operations or further development or new development of projects or operations on human rights grounds.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against Eldorado’s activities, and may have a negative impact on our reputation.
Opposition by such groups to our operations may require modification of, or preclude the operation or development of, projects or may require us to enter into agreements with such groups or local governments with respect to our projects, and in some cases, causing considerable delays to the advancement of our projects. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Unavailability of Insurance
Where practical, a reasonable amount of insurance is maintained against risks in the operation of our business, but coverage has exclusions and limitations. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, and at terms we believe are economically acceptable.
There are some cases where coverage is not available, or we believe it is too expensive relative to the perceived risk. For example, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is generally not available to us or other companies in the mining industry on acceptable terms. Losses from these uninsured events may cause us to incur significant costs that could have a material adverse effect upon our business, results of operations, financial condition and the Eldorado Gold share price.
Conflicts of Interest
Certain of our directors also serve as directors of other companies involved in natural resource exploration and development. There is a possibility that such other companies may compete with us for the acquisition of assets. Consequently, there exists the possibility for such directors to be in a position of conflict. If any such conflict of interest arises, then a director who has a conflict must disclose the conflict to a meeting of our directors and must abstain from and will be unable to participate in discussion or decisions pertaining to the matter. In appropriate cases, Eldorado Gold will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.
Privacy Legislation
Eldorado is subject to privacy legislation in various countries in which we operate, including the European Union General Data Protection Regulations (“GDPR”). The GDPR is more stringent than its predecessor, the Data Protection Directive (Directive 95/46/EC). Eldorado is required to develop and implement programs that will evidence compliance or face significant fines and penalties for breaches. For example, companies that breach the GDPR can be fined up to 4% of their annual global turnover or €20 million, whichever is greater. Eldorado has taken measures to comply with GDPR. Although we have implemented policies and procedures to comply with the GDPR, Eldorado could still be found to be in breach of the GDPR. Such breaches may have an adverse effect on governmental relations, our business, reputation, financial condition and the Eldorado Gold share price.
Reputational
Damage to Eldorado’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and take care in protecting our image and reputation, we do not have control over how we are perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations, which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
Competition
We compete for attractive mineral properties and projects with other entities that have substantial financial resources, operational experience, technical capabilities and political strengths, including state owned and domestically domiciled entities, in some of the countries in which we now, or may in future wish to, conduct our business and operations.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
We may not be able to prevail over these competitors in obtaining mineral properties that are producing or capable of producing metals or to compete effectively for merger and acquisition targets, or do so on terms we consider acceptable. This may limit our growth and our ability to replace or expand our mineral reserves and mineral resources and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Security
The safety and security of our employees and associated contractors is of prime importance to the Company. Various security problems may occur in any of the jurisdictions in which we operate. We are at risk of incursions by third parties. We endeavor to take appropriate actions to protect against such risks, which may affect our operations and incur further costs.
Although our policies require that our security personnel act in ways that recognize best practices, including respect for human rights, there is a risk that individuals will breach these policies, and such breaches may have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

The reader should carefully review each of the risk factors set out in the Company's most recently filed AIF, in respect of the year ended December 31, 2019 and those to be set out in the Company's AIF in respect of the year ended December 31, 2020 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks. The discussion under “Risk Factors in our Business” in such AIFs filed, or to be filed, on SEDAR under the Company name, are incorporated by reference in this document.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Other Information and Advisories
Financial Statements Basis of Preparation
The Company's consolidated financial statements, including comparatives, have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company's significant accounting policies are described in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2020.
Critical Accounting Measurements and Judgments
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management assumptions, estimates and judgements include the valuation of property, plant and equipment and goodwill, estimated recoverable reserves and resources, inventory, current and deferred taxes, asset retirement obligations, commencement of commercial production and functional currency.
Actual results could differ from these estimates. Outlined below are some of the areas which require management to make significant judgements, estimates and assumptions.
(i) Valuation of property, plant and equipment and goodwill
Property, plant and equipment and goodwill are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. Goodwill is tested at least annually.
Calculating the recoverable amount, including estimated FVLCD of CGUs for property, plant and equipment and goodwill, requires management to make estimates and assumptions with respect to discount rates, future production levels including amount of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices, and estimates of the fair value of mineral properties beyond proven and probable reserves.
Changes in any of the assumptions or estimates used in determining the recoverable amount could result in additional impairment or reversal of impairment recognized.
(ii) Estimated recoverable reserves and resources
Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the consolidated statement of operations and the carrying value of the asset retirement obligation.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
(iii) Inventory
The Company considers ore stacked on its leach pads and in process at its mines as work-in-process inventory and includes them in production costs based on ounces of gold or tonnes of concentrate sold, using the following assumptions in its estimates:
•the amount of gold and other metals estimated to be in the ore stacked on the leach pads;
•the amount of gold expected to be recovered from the leach pads;
•the amount of gold and other metals in the processing circuits;
•the amount of gold and other metals in concentrates; and
•the gold and other metal prices expected to be realized when sold.
If these estimates or assumptions are inaccurate, the Company could be required to write down the value it has recorded on its work-in-process inventories, which would reduce earnings and working capital.
(iv) Asset retirement obligation
The asset retirement obligation provision represents management's best estimate of the present value of future cash outflows required to settle the liability which reflect estimates of future costs, inflation, requirements of the relevant legal and regulatory frameworks and the timing of restoration and rehabilitation activities. Estimated future cash outflows are discounted using a risk-free rate based on U.S. Treasury bond rates. Changes to asset retirement obligation estimates are recorded with a corresponding change to the related item of property, plant and equipment. Adjustments to the carrying amounts of related items of property, plant and equipment can result in a change to future depreciation expense.
(v) Current and deferred taxes
Judgements and estimates of recoverability are required in assessing whether deferred tax assets recognized on the consolidated statement of financial position are recoverable which is based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled, which requires judgement.
Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
The Company operates in multiple tax jurisdictions and judgement is required in the application of income tax legislation in these jurisdictions. These estimates and judgements are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding increase or decrease to earnings or loss for the period.
(vi) Commencement of commercial production
Until a mining property is declared as being in the commercial production stage, all costs related to its development are capitalized. The determination of the date on which a mine enters the commercial production stage is a matter of judgement that impacts when capitalization of development costs ceases and recognition of revenues and depreciation of the mining property commences and is charged to the consolidated statement of operations.
On March 31, 2019, the Company declared commercial production at the Lamaque mine, having reached certain milestones. Commercial production represents the point at which the group of assets were able to operate as intended by management. Upon declaring commercial production, Lamaque recognizes all revenue and costs in the consolidated statement of operations. Prior to March 31, 2019, costs incurred for construction, development and commissioning of the mine, net of pre-commercial sales, were recognized within mineral property in property, plant and equipment.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
(vii) Functional currency
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the U.S. dollar. Determination of functional currency involves judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.
Adoption of New Accounting Standards and Upcoming Changes
The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2020.
(i) Interest rate benchmark reform - Phase 1
In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements. Adoption of the first phase amendment had no material impact on the consolidated financial statements.
(ii) Conceptual framework for financial reporting
In March 2018, the IASB revised the Conceptual Framework for financial reporting. The Conceptual Framework sets out fundamental concepts for financial reporting and guides companies in developing accounting policies when no IFRS standard exists. The Conceptual Framework sets out the objective of general purpose financial reporting; the qualitative characteristics of useful financial information; a description of the reporting entity; definitions of an asset, a liability, equity, income and expenses and guidance on recognition and de-recognition criteria; measurement bases and guidance on when to use them; concepts and guidance on presentation and disclosure; and concepts relating to capital and capital maintenance. Adoption of this standard had no material impact on the consolidated financial statements.
(iii) Definition of a business
In October 2018, the IASB amended IFRS 3 Business Combinations to clarify the definition of a business, which is effective January 1, 2020. The amendment provides additional guidance on the definition of a business in determining whether a transaction results in an asset or business acquisition. The amendment includes an optional concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. If the concentration test is not met, or if an entity elects not to apply the test, then an assessment of the elements of a business is performed to determine whether the transaction results in an asset or business acquisition. Adoption of this standard had no material impact on the consolidated financial statements.
(iv) New IFRS Pronouncements
Below are new standards, amendments to standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.
Property, plant and equipment - proceeds before intended use
On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss.  The effective date is for annual periods beginning on or after January 1, 2022. The amendment must be applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the amendments are first applied. The Company will adopt this narrow scope amendment on the date it becomes effective and does not

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020 expect a revision to comparative financial information in its consolidated financial statements as a result of adoption.
Interest rate benchmark reform - Phase 2
In August 2020, the IASB published the Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosure, IFRS 4 Insurance Contracts, and IFRS 16 Leases. The Phase 2 amendments address issues that may affect financial reporting related to financial instruments and hedge accounting resulting from the reform of an interest rate benchmark. The amendments are effective for annual periods beginning on or after January 1, 2021. The Company is assessing the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements including the impact, if any, on amounts drawn on the Company's third amended and restated credit agreement (as defined below) which bear interest based on London Inter-Bank Offered Rate ("LIBOR"). The Company does not expect a material impact on its consolidated financial statements from the adoption of this amendment.
Classification of liabilities as current or non-current
In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. The Company will adopt the narrow scope amendments on the date it becomes effective and is currently evaluating the impact of the amendments on its consolidated financial statements.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.
Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2020, as defined in the rules of the SEC and Canadian Securities Administrators. Based on this evaluation, management concluded that the disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.
Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the United States Exchange Act of 1934, as amended, and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2020.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during the quarter and for the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Reserves and Resources Estimates
The Company's estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Tocantinzinho, Skouries, Stratoni, Piavitsa, Sapes and Certej, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101, developed by the Canadian Securities Administrators.
The reader will not be able to compare the mineral reserve and resources information in this MD&A with similar information from U.S. companies. The SEC defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources (mining terms under NI 43-101), and does not accept them in reports and registration statements. The reader should not assume that:
•the mineral reserves defined in this report qualify as reserves under SEC standards
•the measured and indicated mineral resources in this report will ever be converted to reserves
•the inferred mineral resources in this report are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
Value Beyond Proved and Probable Reserves ("VBPP")
On acquisition of a mineral property, the Company prepares an estimate of the fair value of the exploration potential of that property and records this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of its annual business cycle, the Company prepares estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Vice President, Technical Services, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to the Company's operating mines and development projects.
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "believes", "continue", "estimates", "expected", "expects", "future", "guidance", "intends", "opportunity", "plans", "scheduled", "goal", "strive", "project", "outlook", "target", "foresee" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "can", "could", "may", "might", "will" or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to:
•the duration, extent and other implications of the coronavirus (COVID 19) and any restrictions and suspensions with respect to the Company’s operations;
•Eldorado Gold’s capital resources and business objectives;
•ratification of the Agreement by the Greek Parliament;
•Eldorado Gold’s guidance and outlook, including expected production, cost guidance and recoveries of gold, including:
◦increased heap leach recoveries through increased leach time in conjunction with a high-pressure grinding roll at Kisladag, increasing the throughput at the Sigma mill;
◦timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits;
◦expansion at Lamaque; and
◦the success of a column flotation system in improving concentrate grade and quality and lowering transportation and concentrate treatment charges at Efemcukuru;
•expected sales and revenue recognition of delayed Efemcukuru concentrate;
•completion of the acquisition of QMX;
•favourable economics for the Company’s heap leaching plan and the ability to extend mine life at Eldorado’s projects;
•completion of construction at Skouries;
•the potential sale of any of our non-core assets;
•planned capital and exploration expenditures;
•conversion of mineral resources to mineral reserves;
•Eldorado Gold’s expectation as to its future financial and operating performance, including expectations around generating free cash flow;
•expected metallurgical recoveries and improved concentrate grade and quality;
•gold price outlook and the global concentrate market;
•redemption of senior secured notes;
•Eldorado’s strategy, plans and goals, including its proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules; and
•results of litigation and arbitration proceedings.
Forward-looking statements or information is based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits; the Company’s ability to complete the redemption of the senior secured notes; the geopolitical, economic, permitting and legal climate that Eldorado operates in; the future

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020 price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays in the Company’s business and the Company’s ability to achieve its goals. In addition, except where otherwise stated, Eldorado Gold has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Forward-looking statements or information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: risks relating to global outbreaks of infectious diseases, including COVID-19; timing and cost of the construction of an underground decline at the Triangle mine and associated benefits; the Company’s ability to redeem senior secured notes; results of further testwork; the geopolitical climate in jurisdictions in which the Company operates; community relations and social license; natural phenomena, including climate change, health and social effects; liquidity and financing risks; costs of development projects; indebtedness and financing, including current and future operating restrictions and implications of a change in control; environmental matters; the global economic environment; government regulation; commodity price risk; mining operational and development risk; resource nationalism and foreign operations; mineral tenure and permits; unavailability of capital and inadequate income, including limited access to equity markets, dilutive equity financings and credit ratings; non-governmental organizations (NGOs); corruption and bribery; litigation and contracts; estimation of mineral reserves and mineral resources; metallurgical testing and recoveries; occurrence of unpredictable geological and metallurgical factors; production and cost estimates; credit risk, debt service obligations and default; actions of activist shareholders; information technology systems; Common Share price and volume fluctuations, including price volatility; infrastructure, including power and water, and commodities/consumables; pre-stripping/stripping and underground development, extraction, processing and exploration activities; currency and interest rates, cost estimates and tax matters; repatriation of funds and dividends; compensation; financial reporting, including relating to the carrying value of the Company’s assets and changes in reporting standards; labour, including employee relations, employee misconduct, key personnel and skilled workforce; reclamation and other long term obligations; the use and transport of regulated substances, including waste disposal; necessary equipment; co-ownership of the Company’s properties; the use of contractors; acquisitions, such as QMX, including integration risks, and dispositions; human rights matters; the unavailability of required insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition; security; discretion to use capital resources other than as specified in this MD&A; the Company’s success depending on making significant capital investments; and future sales or issuances of securities of Eldorado Gold; and the payment of future dividends. as well as those risk factors discussed in the section titled "Managing Risk" above. The reader is also directed to carefully review the detailed risk discussion in our most recent AIF filed in respect of the year ended December 31, 2019 on SEDAR and EDGAR under our Company name, for a fuller understanding of the risks and uncertainties that affect our business and operations.
Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
Technical disclosure regarding the Company’s properties included herein (the “Technical Disclosure”) has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, the Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of SEC Industry Guide 7, and resource information contained in the Technical Disclosure may not be comparable to similar information disclosed by U.S. companies.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("SEC Industry Guide 7"). In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and U.S. companies have historically not been permitted to disclose mineral resources of any category in reports and registration statements filed with the SEC.
Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Although generally speaking it can be assumed that with further work and the application of modifying factors all mineral resources are upgradeable, investors are cautioned not to assume that all or any part of the “mineral resources”, “measured mineral resources”. “indicated mineral resources” or “inferred mineral resources” reported in this Prospectus Supplement and the documents incorporated by reference herein will ever be upgraded to a higher category. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC Industry Guide 7 historically only permitted issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in the Technical Disclosure may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws and the rules and regulations thereunder that disclose mineral reserves and mineral resources in accordance with SEC Industry Guide 7.
The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council, as amended (the “CIM Definition Standards”). If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2020
Corporate Information
Directors

Steven Reid [2,4,5]	Chairman of the Board
George Burns	President and Chief Executive Officer
George Albino [2,3,5]	Independent Director
Teresa Conway [1,2]	Independent Director
Catharine Farrow [2,4,5]	Independent Director
Pamela Gibson [1,3]	Independent Director
Judith Mosely [1,4]	Independent Director
John Webster [1,3]	Independent Director
Board Committees
1.Audit Committee
2.Compensation Committee
3.Corporate Governance & Nominating Committee
4.Sustainability Committee
5.Technical Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Joe Dick	Executive VP and Chief Operating Officer
Jason Cho	Executive VP and Chief Strategy Officer
Tim Garvin	Executive VP and General Counsel
Lisa Ower	Executive VP, People and External Affairs
Christos Balaskas	VP and General Manager, Greece
Sylvain Lehoux	VP and General Manager, Québec
Lincoln Silva	VP and General Manager, Brazil
Nicolae Stanca	VP and General Manager, Romania
Mehmet Yilmaz	VP and General Manager, Turkey
Cara Allaway	VP Finance
Simon Hille	VP Technical Services
Sam Houston	VP Capital Projects & Engineering
Peter Lewis	VP Exploration

Corporate Head Office	Investor Relations
1188 Bentall 5	Jeff Wilhoit, Interim Head of Investor Relations
550 Burrard Street	T: +1 604 376 1548
Vancouver, BC	E: jeff.wilhoit@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Investor Services
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

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